Filed pursuant to

Rule 424(b)(3)

File No. 333-106255

PROSPECTUS

$800,000,000

The Interpublic Group of Companies, Inc.

4.50% Convertible Senior Notes Due 2023

and

Common Stock Issuable upon Conversion of the Notes

We issued the notes in a private placement in March 2003 at a price of $1,000 per note. Selling securityholders may use this prospectus to resell their notes and the shares of our common stock issuable upon conversion of the notes.

We will pay interest on the notes on March 15 and September 15 of each year, beginning on September 15, 2003.

Prior to March 15, 2023, you may convert each of your notes into 80.5153 shares of our common stock, which is equal to a conversion price of $12.42 per share, when the sale price of our common stock is at or above a set threshold. This threshold will decrease over time. In addition, the notes will be convertible if their credit rating is reduced below Ba2 or BB, they are called for redemption or corporate transactions described under “Description of the Notes—Conversion Rights” occur. The conversion rate is subject to anti-dilution adjustments.

We may redeem all or part of the notes on or after March 15, 2008 for a price equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest. You may require us to purchase all or a portion of your notes on March 15, 2008, March 15, 2013 and March 15, 2018. We will pay cash for all notes so purchased on March 15, 2008. For purchases on March 15, 2013 or March 15, 2018, we may choose to pay the purchase price in cash or in shares of our common stock or any combination of cash and stock. In addition, if we experience, before March 15, 2008, any of the fundamental changes described under “Description of the Notes—Fundamental Change Permits Holders to Require Us to Purchase Notes,” you may require us to purchase your notes at a price equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest. We may choose to pay the purchase price for any notes that you require us to so purchase in cash, in shares of our common stock or any combination of cash and stock.

If we pay cash dividends on our common stock, we will pay contingent interest per note in an amount equal to the per share cash dividend paid on our common stock multiplied by the number of shares of common stock issuable upon conversion of a note.

The notes are not listed on any securities exchange or automated quotation system. Our common stock is listed on the New York Stock Exchange under the symbol “IPG.”

Investing in the notes or shares of our common stock involves risks. See “ Risk Factors” beginning on page 7 of this prospectus. See also “Special Note Regarding Forward-Looking Statements and Other Factors” on page 16 of this prospectus.

We will not receive any of the proceeds from the sale of the notes or shares of common stock by any of the selling securityholders. The notes and the shares of common stock may be offered and sold from time to time directly by the selling securityholders or alternatively through underwriters or broker-dealers or agents. The notes and the shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. See “Plan of Distribution.”

        Neither the Securities and Exchange Commission, any state securities commission nor any other United States regulatory authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 24, 2004

We have not authorized anyone to give any information or make any representation about the offering that is different from, or in addition to, that contained in this prospectus, the related registration statement or in any of the materials that we have incorporated by reference into this prospectus. Therefore, if anyone does give you information of this type, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

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SUMMARY

This summary may not contain all of the information that may be important to you. You should read this entire prospectus supplement, the accompanying prospectus and those documents incorporated by reference into this document, including the risk factors and the financial data and related notes, before making an investment decision.

The Interpublic Group of Companies, Inc.

Interpublic is a group of advertising and specialized marketing and communication services companies that together represent one of the largest resources of marketing and advertising expertise in the world. With offices and other affiliations in more than 100 countries, we had revenues of approximately $5.9 billion and a net loss of approximately $451.7 million in 2003. For the nine months ended September 30, 2004, we had revenues of approximately $4.4 billion and a net loss of $600.7 million, compared to revenues of approximately $4.2 billion and a net loss of $349.2 million for the nine months ended September 30, 2003.

We are one of the world’s largest groups of global marketing services companies, providing our clients with communications and marketing expertise in three broad areas:

•	Advertising, which includes advertising and media management;

•	Marketing Communications, which includes direct marketing, database and customer relationship management, public relations, sales promotion, event marketing, on-line marketing, corporate and brand identity, brand consultancy and healthcare marketing; and

•	Marketing Services, which includes sports and entertainment marketing, corporate meetings and events, retail marketing, and other marketing and business services.

We seek to be the best in quality and a leading competitor in all of these areas.

We are currently organized into four global operating groups together with several stand-alone agencies. The four global operating groups are McCann Worldgroup, FCB, The Partnership and CMG. The stand-alone agencies include Initiative Media, Campbell-Ewald, Hill Holliday, Deutsch and Octagon Worldwide. Initiative Media, Campbell-Ewald, Hill Holliday and Deutsch provide advertising and/or marketing communication services, while Octagon Worldwide provides marketing services. Each of the four groups and the stand-alone agencies has its own management structure and reports to our senior management on the basis of this structure.

We believe this organizational structure allows us to provide comprehensive solutions for clients, enables stronger organic growth among all our operating companies and allows us to bring improved operating efficiencies to our organization.

Our principal executive office is located at 1114 Avenue of the Americas, New York, New York 10036. Our telephone number at that address is (212) 704-1200.

Recent Developments

In our quarterly report on Form 10-Q for the quarter ended September 30, 2004, filed with the Securities and Exchange Commission (“SEC”) on November 9, 2004, we announced the following developments for the three month period ended September 30, 2004:

•	We recorded non-cash charges of $445.2 million related to the impairment of goodwill, including a charge of $310.0 million at our The Partnership Division and approximately $132 million at our CMG Division;

•	We recorded a non-cash investment impairment charge of approximately $31 million relating to our unconsolidated investment in Spinger & Jacoby, a German advertising agency;

•	We recorded a provision for income taxes of $98.6 million, including the establishment of non-cash valuation allowances of $72.7 million on certain non-U.S. deferred tax assets and loss carry-forwards. The establishment of these allowances is the result of an evaluation of the realizability of deferred tax assets in markets with continued poor operating performance, primarily the United Kingdom; and

•	We recognized a previously disclosed charge of $33.6 million in connection with our agreement with the British Racing Drivers Club giving us the right to terminate our lease obligations at the Silverstone auto racing track and our related obligations.

For more information on these items, as well as information regarding our results of operations for the three and nine month periods ending September 30, 2004 and 2003, and our financial condition as at September 30, 2004, please refer to our quarterly report on Form 10-Q for the quarter ended September 30, 2004.

On November 15, 2004, we announced an offer to purchase up to $250,000,000 in aggregate principal amount of our outstanding 7 7/8% notes due 2005. On November 18, 2004, we issued (i) $250,000,000 in aggregate principal amount of 5.40% notes due 2009 and $350,000,000 in aggregate principal amount of 6.25% notes due 2014 and (ii) a redemption notice announcing that we would be exercising our right to redeem all of our outstanding 1.87% convertible subordinated notes due 2006, of which an aggregate principal amount of $361,000,000 is currently outstanding, on December 17, 2004 at a total cost of $346,841,981.

The Offering

Issuer	The Interpublic Group of Companies, Inc., a Delaware corporation.

Securities Offered	$800,000,000 principal amount of 4.50% Convertible Senior Notes due 2023.

Issue Price	Each note was issued at a price of $1,000 per note.

Maturity	March 15, 2023, unless earlier redeemed, repurchased or converted.

Interest

4.50% per year on the principal amount, payable semiannually in arrears on March 15 and September 15 of each year, beginning on September 15, 2003. We will pay contingent interest in the circumstances described below.

Contingent Interest

If we pay cash dividends on our common stock, we will pay contingent interest per note in an amount equal to 100% of the per share cash dividend paid on our common stock multiplied by the number of shares of common stock issuable upon conversion of a note.

Any contingent interest will accrue and be payable to holders of notes as of the record date for the related common stock dividend and will be paid on the payment date of the related common stock dividend.

Conversion Rights	You may convert your notes prior to March 15, 2023 under any of the following circumstances:

(1)	if the average of the last reported sale prices of our common stock for the 20 trading days immediately prior to the conversion date is greater than or equal to a specified percentage, beginning at 120% and declining ½% each year until it reaches 110% at maturity, of the conversion price per share of common stock on that conversion date; or

(2)	if the notes have been called for redemption; or

(3)	upon the occurrence of corporate transactions described under “Description of the Notes—Conversion Rights—Conversion upon Specified Corporate Transactions;” or

(4)	if the credit ratings assigned to the notes by any two of Moody’s Investors Service, Inc., Standard & Poor’s Ratings Services and Fitch Ratings are below Ba2, BB and BB, respectively, or the notes are no longer rated by at least two of these ratings agencies.

You will not receive any cash payment for interest, including contingent interest, accrued to the conversion date. Notes called for redemption may be surrendered for conversion until the close of business on the business day prior to the redemption date.

Conversion Rate

For each note surrendered for conversion, you will receive 80.5153 shares of our common stock. This represents an initial conversion price of $12.42. As described under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments,” the conversion rate is subject to anti-dilution adjustments. We may also, from time to time, to the extent permitted by law, increase the conversion rate by any amount for any period of at least 20 days if our board of directors has determined that the increase would be in our best interests.

Redemption at Our Option

On or after March 15, 2008, we may redeem for cash all or part of the notes, upon not less than 30 nor more than 60 days’ notice before the redemption date by mail to the trustee, the paying agent and each holder of notes, for a price equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest, including contingent interest, to the redemption date.

Purchase of Notes by Us at the Option of the Holder

You have the right to require us to purchase all or a portion of your notes on March 15, 2008, March 15, 2013 and March 15, 2018. In each case, the purchase price payable will be equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to the purchase date. Any notes we purchase on March 15, 2008 will be paid for in cash. For the March 15, 2013 and March 15, 2018 purchase dates, we may choose to pay the purchase price in cash or shares of our common stock or a combination of cash and shares of our common stock, provided that we will pay accrued and unpaid interest, including contingent interest, in cash.

Fundamental Change

If, prior to March 15, 2008, we undergo a fundamental change, as described in this prospectus under “Description of the Notes—Fundamental Change Permits Holders to Require Us to Purchase Notes,” you will have the option to require us to purchase all or any portion of your notes. The fundamental change purchase price will be 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest, including contingent interest, to the fundamental change purchase date. We may pay the fundamental change purchase price for these notes in cash, in shares of our common stock valued at their market price or any combination of cash and stock.

Ranking	The notes are our general obligations and are not secured by any collateral. Your right to payment under these notes is:

•	junior to the rights of our secured creditors to the extent of their security in our assets;

•	equal with the rights of creditors under our other unsecured unsubordinated debt, including our revolving credit facilities;

•	senior to the rights of creditors under debt expressly subordinated to these notes; and

•	effectively subordinated to the rights of our subsidiaries’ creditors.

On a consolidated basis, we had $2,263.4 million of debt outstanding as of September 30, 2004, none of which was secured debt and $344.5 million of which was subordinated debt. Of the $2,263.4 million, our subsidiaries had $105.6 million of indebtedness outstanding as of September 30, 2004.

United States Federal Income Tax Considerations

We and each holder agree in the indenture to treat the notes as contingent payment debt instruments for United States federal income tax purposes. As a holder of notes, you will agree to accrue original issue discount on a constant yield to maturity basis at a rate comparable to the rate at which we would borrow in a noncontingent, nonconvertible borrowing, 8.75%, compounded semi-annually, even though the notes will have a significantly lower stated yield to maturity. You may recognize taxable income in each year significantly in excess of interest payments (whether fixed or contingent) actually received in that year. Additionally, you will generally be required to recognize ordinary income on any gain realized, including the fair market value of stock received, on a sale, exchange, conversion or redemption of the notes. No ruling will be obtained from the Internal Revenue Service concerning the application of the contingent payment debt rules to the notes. You should consult your own tax advisor concerning the tax consequences of owning the notes.

Use of Proceeds	We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the shares of common stock issuable upon conversion of the notes.

Book-Entry Form

The notes have been issued in book-entry form, which means that they are represented by one or more permanent global securities registered in the name of a nominee of The Depository Trust Company (“DTC”). The global securities have been deposited with the trustee as custodian for DTC.

Trading

The notes issued in the initial placement are eligible for trading on the Private Offerings, Resales and Trading through Automatic Linkages Market, commonly referred to as the PORTAL Market. Notes sold using this prospectus, however, will no longer be eligible for trading in the PORTAL system. We have not listed, and do not intend to list, the notes on any securities exchange or automated quotation system. Our common stock is listed on the New York Stock Exchange under the symbol “IPG.”

Ratio of Earnings to Fixed Charges

Our ratio of earnings to fixed charges, as reported, has been adjusted to give effect to the disposition of NFO WorldGroup, Inc. (“NFO”) on July 10, 2003. As a result of this disposition, the results of NFO have been reported as a discontinued operation for all periods presented. The ratio of earnings to fixed charges from continuing operations were as follows for the periods indicated:

	Nine Months Ended September 30,	Years Ended December 31,
	2004	2003	2002	2001	2000	1999
Ratio of earnings to fixed charges	*	*	1.73x	*	3.91x	3.80x

In calculating the ratio of earnings to fixed charges, earnings are the sum of earnings from continuing operations before income taxes, income applicable to minority interests and equity in net income (loss) of unconsolidated affiliates, plus fixed charges. Fixed charges are the sum of interest on indebtedness, amortization of debt discount and expense and that portion of net rental expense deemed representative of the interest component.

*	For the nine months ended September 30, 2004 and the years ended December 31, 2003 and December 31, 2001, we had a deficiency of earnings to fixed charges. Results as reported would have required additional earnings of $492.5 million, $269.0 million and $586.4 million, respectively, to provide a one-to-one coverage ratio for those periods. The decline in the ratio of earnings to fixed charges subsequent to 2000 is due to lower income from operations, including restructuring and merger-related charges (in 2001, 2003 and 2004), impairment charges (in 2001, 2002, 2003 and 2004) and litigation charges (in 2003), as compared to prior periods.

RISK FACTORS

You should consider carefully the following risks in addition to all the other information included or incorporated by reference in this prospectus, including the Special Note Regarding Forward-Looking Statements and Other Factors, before deciding to invest in the notes.

Risks Related to the Company

Our revenues are susceptible to declines as a result of adverse economic and political developments.

In 2003, our revenues increased by 2.2% as compared with 2002, but on a constant currency basis our revenues declined by 2.4%. For the nine months ended September 30, 2004, our revenues increased by 5.1% compared to the nine months ended September 30, 2003. On a constant currency basis, however, the increase was only 1.5%. Our revenue performance improved during the latter part of 2003 and the first nine months of 2004, coinciding with signs of an economic recovery that increased the demand for our advertising and marketing services in the United States. There can be no assurance that economic conditions will continue to show signs of improvement or that growth in demand for our U.S. advertising and marketing services will continue to offset weaker demand in European markets for our public relations and other project related businesses. If the economy or demand for our services in the United States do not continue to improve, or weaken, or in the event of adverse political or economic developments, including in connection with hostilities in the Middle East or elsewhere or terrorist attacks, our results of operations are likely to be adversely affected.

We have recently recognized substantial impairment charges and increased our deferred tax valuation allowances, and may be required to do so in the future.

We evaluate the realizability of all of our long-lived assets (including goodwill, other intangible assets and fixed assets), investments and deferred tax assets for possible impairment or realizability whenever there is an indication of impairment or lack of realizability. If certain criteria are met, we are required to record an impairment charge or valuation allowance. For the first nine months ended September 30, 2004, we recorded $445.2 million of goodwill impairment, $37.0 million of investment impairment and $13.5 million of other impairment charges. During that period, we also established $77.3 million of valuation allowances with respect to certain non-U.S. deferred tax assets and loss carry-forwards.

As of September 30, 2004, we had approximately $3.0 billion of intangibles on our balance sheet, $183.8 million in investments and $527.1 million of deferred tax assets. Future events, including our financial performance and strategic decisions we make, could cause us to conclude that impairment indicators exist and that the asset values associated with these asset categories may have become impaired. Any resulting impairment loss would have an adverse impact on our reported earnings in the period in which the charge is recognized. For the year ended December 31, 2003, we recorded impairment charges of $371.8 million, consisting of $65.9 million of fixed asset and capital expenditure write-offs, $221.0 million of goodwill impairment and $84.9 million of investment impairment. For the year ended December 31, 2003, we also established $84.4 million of valuation allowances with respect to certain non-U.S. deferred tax assets and loss carry-forwards.

Any future impairment charge could also adversely affect our financial condition and result in a violation of the financial covenants of our revolving credit facilities, which require us and our consolidated subsidiaries to maintain minimum levels of consolidated EBITDA (as defined in such facilities) and established ratios of debt for borrowed money to consolidated EBITDA and consolidated EBITDA to interest expense. A violation of any of these financial covenants could trigger a default under these facilities and adversely affect our liquidity. Although we have been successful in the past at amending these financial covenants to permit compliance, including with respect to the goodwill impairment charge we recorded for the nine months ended September 30, 2004, there can be no assurance that we will be able to obtain such amendments in the future or that future charges will not exceed limits agreed to by our lenders.

The timing and ultimate amount of any further charges to be incurred in connection with our restructuring program, and the savings we ultimately realize, may differ from our current expectations.

Although our 2003 restructuring program (aimed at reducing costs through headcount reductions and real estate consolidation) is substantially complete, there is no guarantee that the timing and amount of charges we record, and the savings we ultimately realize, will meet our current expectations. We currently expect to incur up to approximately $300 million of charges related to the 2003 restructuring program, including amounts classified in office and general expenses. As of September 30, 2004, we had recorded approximately $235 million of charges (of which approximately $222 million will be cash and approximately $165 million has been paid) and $32.2 million of charges related to the acceleration of amortization of leasehold improvements on premises included in the 2003 restructuring program. Although we estimated annualized gross savings of approximately $200 million from reduced salary and occupancy costs as a result of the 2003 program, the savings that we ultimately realize may differ from this expectation.

If our outstanding offer to purchase certain of our outstanding 7 7/8% notes due 2005 is not successful, we may be required to seek an amendment to our revolving credit facilities to permit continued compliance with its terms.

We intend to use a portion of the net proceeds of our recent offering of 5.40% notes due 2009 and 6.25% notes due 2014 to fund our outstanding offer to purchase up to $250,000,000 in aggregate principal amount of our outstanding 7 7/8% notes due 2005. If a substantial portion of such notes remains outstanding following the completion of the tender offer, or upon any termination of the tender offer, and we do not use the proceeds of our recent notes offering to otherwise reduce our indebtedness, higher debt levels could require us to seek an amendment to our revolving credit facilities in order to avoid a default. There can be no assurance that we would be able to obtain any such amendment on favorable terms or at all. Higher debt levels could also adversely affect our credit ratings.

We may not be able to meet our performance targets and milestones.

From time to time, we communicate to the market certain targets and milestones for our financial and operating performance. These targets and milestones are intended to provide metrics against which to evaluate our performance, but they should not be understood as predictions or guidance about our expected performance. Our ability to meet any target or milestone is subject to inherent risks and uncertainties, and we caution you against placing undue reliance on them. See “Special Note Regarding Forward-Looking Statements and Other Factors.”

Downgrades of our ratings could adversely affect us.

Our current long term debt credit ratings are Baa3 with stable outlook, BB+ with negative outlook and BB+ with stable outlook, as reported by Moody’s Investors Service, Inc., Standard & Poor’s Ratings Services and Fitch Ratings, respectively. On September 14, 2004, Standard & Poor’s Ratings Services placed us on Creditwatch with negative implications. Although a ratings downgrade by any of the ratings agencies will not trigger an acceleration of any of our indebtedness, a downgrade may adversely affect our ability to access capital and would likely result in an increase in the interest rates payable under our revolving credit facilities and future indebtedness.

We face increased costs and risk associated with complying with the requirements of Section 404 of the Sarbanes-Oxley Act.

New rules under Section 404 of the Sarbanes-Oxley Act of 2002 require the Company’s report on Form 10-K for 2004 to include a report of management on internal control over financial reporting. Internal control over financial reporting, as defined under these rules, is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

In its report, the Company’s management will be required, among other things, to assess the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004. The report must also disclose any material weaknesses in internal control over financial reporting identified by management, and if there are any material weaknesses, management must conclude that the Company’s internal control over financial reporting was not effective. A material weakness, under the applicable rules, is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The Annual Report on Form 10-K will also be required to include a report of our independent auditor on our assessment and on our internal control over financial reporting.

Our preparations to comply with these requirements require a large and growing amount of management time and external resources. We have hired additional personnel and used outside advisory services, resulting in additional costs. These costs have had a material effect on our results of operations, and we expect that they will continue to do so.

We have identified material weaknesses in our internal control over financial reporting, which could adversely affect our ability to report our financial condition and results of operations accurately.

We have a material weakness in our internal controls relating to the processing and monitoring of inter-company transactions. This material weakness, together with other material weaknesses associated with a lack of balance sheet monitoring, could result in accounting errors in our consolidated financial statements.

In conducting the ongoing assessment of our internal control over financial reporting to prepare for compliance with the requirements under Section 404 of the Sarbanes-Oxley Act, we have identified specific additional areas of material weakness in internal controls, including with respect to controls over the application of policies to ensure appropriate revenue recognition, controls over the proper recognition of expenditures under real estate leases and controls over the documentation and control of the financial results reporting process to ensure reports are complete and accurate (including proper authorization for all journal entries posted to the financial statements). This list may not be complete and may require additions, as our review of internal controls is still in process. We have determined that a significant amount of work will be required to remediate the above-mentioned material weaknesses in internal control over financial reporting, and accordingly, we expect that we will have material weaknesses in internal control over financial reporting at year-end.

Based on an evaluation of our control weaknesses, we have concluded that our disclosure controls and procedures need to be strengthened and are not sufficiently effective. However, we have taken various steps to maintain the accuracy of our financial disclosures, and based on these measures and other significant work, management believes that there are no material inaccuracies or omissions of material fact in our financial statements and other reports filed under the Securities Exchange Act of 1934. However, material weaknesses in our internal control over financial reporting could adversely impact our ability to provide timely and accurate financial information. If this results in further accounting restatements or other accounting-related problems, we could face additional litigation exposure and greater scrutiny from the SEC in connection with the SEC investigation currently taking place. See “—An ongoing SEC investigation regarding our accounting restatements could adversely affect us.”

We may be unable to complete all the work necessary for us to present our report on internal control over financial reporting, and the related auditor’s report, in our 2004 Form 10-K as required under Section 404 of the Sarbanes-Oxley Act.

We have extensive work remaining to complete our review and assessment of internal control over financial reporting. The magnitude of the work is attributable partly to our significantly decentralized structure, and to the significance of the material weakness in monitoring controls. Although we have a plan in place to complete all the work necessary to present the management report and for our independent registered public accounting firm to issue its opinion prior to the date on which we are required to file our 2004 Annual Report on Form 10-K, there is a serious risk that we will not be able to do so. As a result of such risk, our independent registered public accounting firm has informed our Audit Committee that it has serious concerns that the current timetable does not allow sufficient time for us and our independent registered public accounting firm to complete our respective responsibilities.

We are not in a position to determine the consequences if we cannot complete the work required to assess our internal control over financial reporting under Section 404, or if our independent registered public accounting firm cannot issue the related opinion, but we cannot assure you that the consequences would not be serious for the Company. Consequences could include increased focus on internal control issues in the context of the ongoing SEC investigation. Perceptions of us could also be adversely affected among rating agencies, lenders, investors, securities analysts and others.

An ongoing SEC investigation regarding our accounting restatements could adversely affect us.

Following our announcement in August 2002 of the restatement of our financial results for the periods from 1997 to June 2002, the SEC informed us that it was conducting an informal inquiry into the matters surrounding the restatement. In January 2003, the SEC informed us that it had issued a formal order of investigation with respect to these matters. While we are cooperating fully with the investigation, adverse developments in connection with the investigation, including any expansion of the scope of the investigation, could negatively impact us and could divert the efforts and attention of our management team from our ordinary business operations. In connection with the SEC investigation, it is possible that we will be required to pay fines, consent to injunctions on future conduct or suffer other penalties, each of which could have a material adverse effect on our business.

Our revolving credit facilities with syndicates of banks restrict our ability to take some corporate actions, including making dividend payments.

The current terms of our two revolving credit facilities with syndicates of banks restrict our ability to (1) make cash acquisitions or investments in excess of $100 million annually, provided that amounts unused in any year may be rolled over to following years, but may not exceed $250 million annually, (2) declare or pay dividends on our common stock or preferred stock or repurchase shares of common stock in excess of $95 million annually (of which $45 million may be used for dividend payments on our convertible preferred stock and $50 million may be used for repurchases of common stock and dividend payments on our common stock or preferred stock) and (3) make capital expenditures in excess of $225 million annually, provided that amounts unused in any year up to $50 million may be rolled over to the next year. They also limit the ability of our domestic subsidiaries to incur additional debt. No dividend on our common stock was paid during 2003 or during the first nine months of 2004. Our future dividend policy will be determined on a quarter-by-quarter basis, will depend on earnings, financial condition, capital requirements and other factors and will be subject to the restrictions under the amended revolving credit facilities.

We may not realize all the benefits we expect from acquisitions we have made.

The success of acquisitions depends on the effective integration of acquired businesses into our current operations. Important factors for integration include realization of anticipated synergies and cost savings and the ability to retain and attract personnel and clients. There can be no assurance that we will realize all the benefits expected from our past acquisitions.

We compete for clients in a highly competitive industry.

The advertising agency and other marketing communications and marketing services businesses are highly competitive. Our agencies and media services must compete with other agencies and with other providers of creative or media services which are not themselves advertising agencies, in order to maintain existing client relationships and to obtain new clients. The client’s perception of the quality of an agency’s “creative product,” our reputation and the agency’s reputation are, to a large extent, factors in determining our competitive position in the advertising agency business. An agency’s ability to serve clients, particularly large international clients, on a broad geographic basis is also an important competitive consideration. On the other hand, because an agency’s principal asset is its people, freedom of entry into the business is almost unlimited and quite small agencies are, on occasion, able to take all or some portion of a client’s account from a much larger competitor.

Size may limit an agency’s potential for securing new business, because many clients prefer not to be represented by an agency that represents a competitor. Also, clients frequently wish to have different products represented by different agencies. Our ability to attract new clients and to retain existing clients may, in some cases, be limited by clients’ policies on or perceptions of conflicts of interest. These policies can, in some cases, prevent one agency and, in limited circumstances, different agencies within the same holding company, from performing similar services for competing products or companies. In addition, these perceived conflicts, following an acquisition by us of an agency or company, can result in clients terminating their relationship with us or reducing the number or scope of projects for which they retain those agencies.

If we fail to maintain existing clients or attract new clients, our business may be adversely impacted.

Our business could be adversely affected if we lose or fail to attract and retain key employees and management personnel.

Employees, including creative, research, media, account and practice group specialists, and their skills and relationships with clients, are among our most important assets. An important aspect of our competitiveness is our ability to retain key employee and management personnel. Compensation for these key employees and management personnel is an essential factor in attracting and retaining them, and there can be no assurances that we will offer a level of compensation sufficient to do so. If we fail to hire and retain a sufficient number of these key employees and management personnel, we may not be able to compete effectively.

We are subject to regulations that could restrict our activities or negatively impact our revenues.

Advertising and marketing communications businesses are subject to government regulation, both domestic and foreign. There has been an increasing tendency in the United States on the part of advertisers to resort to the courts and industry and self-regulatory bodies to challenge comparative advertising on the grounds that the advertising is false and deceptive. Through the years, there has been a continuing expansion of specific rules, prohibitions, media restrictions, labeling disclosures and warning requirements with respect to the advertising for certain products. Representatives within government bodies, both domestic and foreign, continue to initiate proposals to ban the advertising of specific products and to impose taxes on or deny deductions for advertising which, if successful, may have an adverse effect on advertising expenditures and consequently our revenues.

International business risks could adversely affect our operations.

International revenues represented 44% of our total revenues in 2003 and 43% of our total revenues in the first nine months of 2004. Our international operations are exposed to risks which affect foreign operations of all kinds, including, for example, local legislation, monetary devaluation, exchange control restrictions and unstable political conditions. These risks may limit our ability to grow our business and effectively manage our operations in those countries. In addition, because a high level of our revenues and expenses is denominated in currencies other than the U.S. dollar, primarily the euro and pound sterling, fluctuations in exchange rates between the U.S. dollar and such currencies may materially affect our financial results.

Risks Related to the Notes

The market price of the notes could be significantly affected by the market price of our common stock, which can be volatile, and other factors.

We expect that the market price of our notes will be significantly affected by the market price of our common stock. This may result in greater volatility in the market price of the notes than would be expected for nonconvertible debt securities. From the beginning of 2003 to November 19, 2004, the reported high and low sales prices for our common stock ranged from a low of $8.01 per share to a high of $17.19 per share. The market price of our common stock will likely continue to fluctuate in response to factors including the following, many of which are beyond our control:

•	quarterly fluctuations in our operating and financial results;

•	changes in financial estimates and recommendations by financial analysts;

•	changes in the ratings of our notes or other securities;

•	developments related to litigation or investigations involving us;

•	fluctuations in the stock price and operating results of our competitors;

•	dispositions, acquisitions and financings; and

•	general conditions in the advertising, marketing and communication services industries.

In addition, the stock markets in general, including the New York Stock Exchange, recently have experienced extreme price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market prices of our notes and our common stock.

Changes in our credit ratings or the financial and credit markets could adversely affect the market price of the notes.

The market price of the notes will be based on a number of factors, including:

•	our ratings with major credit rating agencies;

•	the prevailing interest rates being paid by companies similar to us; and

•	the overall condition of the financial and credit markets.

The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the price of the notes. In addition, credit rating agencies continually revise their ratings for companies that they follow, including us. One of the three major credit rating agencies has our company on negative outlook. A negative change in our credit rating could have an adverse effect on the market price of the notes.

We are a holding company and the notes will be effectively subordinated to all of our subsidiaries’ existing and future indebtedness.

Substantially all of our operations are conducted through our subsidiaries. As a result, our cash flow and our consequent ability to service our debt, including the notes, depends in large part upon our subsidiaries’ cash flows. Additionally, except to the extent we may be a creditor with recognized claims against our subsidiaries, the claims of creditors of our subsidiaries will have priority, with respect to the assets and earnings of our subsidiaries, over claims of our direct creditors, including holders of the notes.

We may not have the ability to raise the funds necessary to purchase the notes upon a fundamental change or other purchase date, as required by the indenture governing the notes.

On March 15, 2008, you may require us to purchase your notes for cash. In addition, you may also require us to purchase your notes upon a fundamental change as described under “Description of the Notes—

Fundamental Change Permits Holders to Require Us to Purchase Notes.” A fundamental change may also constitute an event of default, and result in the acceleration of the maturity of our then-existing indebtedness, under another indenture or other agreement. We cannot assure you that we would have sufficient financial resources, or would be able to arrange financing, to pay the purchase price or Fundamental Change purchase price for the notes tendered by the holders. Failure by us to purchase the notes when required will result in an event of default with respect to the notes.

An active trading market for the notes may not develop or be sustained.

Prior to the private placement, there was no trading market for the notes. Although the notes issued in the initial placement are eligible for trading on the PORTAL Market, notes sold using this prospectus will no longer be eligible for trading in the PORTAL system. We have not listed and do not intend to list the notes on any U.S. national securities exchange or quotation system. Although the broker-dealers that acted as initial purchasers when the notes were originally issued have advised us that they currently intend to make a market in the notes, they are not obligated to do so and such market-making activities may be discontinued at any time and without notice. In addition, their market-making activities will be subject to limits imposed by the Securities Act and the Exchange Act and may be limited during the pendency of this shelf registration statement. We cannot assure you that any market for the notes will develop or be sustained. If an active market is not developed or sustained, the market price and liquidity of the notes may be adversely affected.

Because the notes are represented by global securities registered in the name of a depositary, you will not be a “holder” under the indenture and your ability to transfer or pledge the notes could be limited.

Because the notes are represented by global securities registered in the name of a depositary, you will not be a “holder” under the indenture and your ability to transfer or pledge the notes could be limited. The notes will be represented by one or more global securities registered in the name of Cede & Co., as nominee for DTC. Except in the limited circumstances described in this prospectus, owners of beneficial interests in the global securities will not be entitled to receive physical delivery of notes in certificated form and will not be considered “holders” of the notes under the indenture for any purpose. Instead, owners must rely on the procedures of DTC and its participants to protect their interests under the indenture and to transfer their interests in the notes. Your ability to pledge your interest in the notes to persons or entities that do not participate in the DTC system may also be adversely affected by the lack of a certificate.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC’s public reference room located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov, and at the offices of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

This prospectus “incorporates by reference” information that we have filed with the SEC under the Securities Exchange Act of 1934. This means that we are disclosing important information to you by referring you to those documents. Information contained in any subsequently filed document, to the extent it modifies information in this prospectus or in any document incorporated by reference in this prospectus, will automatically update and supersede the information originally in this prospectus or incorporated by reference in this prospectus. We incorporate by reference the following documents listed below (filed under SEC File Number 001-06686) and any future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than information furnished under Items 2.02 or 7.01 of Form 8-K), until the termination of the offering of securities offered by this prospectus:

•	Our Annual Report on Form 10-K for the year ended December 31, 2003 (Film Number 04668840);

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004 (Film Number 04792275) June 30, 2004 (Film Number 04961144) and September 30, 2004 (Film Number 041128277);

•	Our Current Reports on Form 8-K (other than information furnished under Items 9 or 12 of Form 8-K) filed:

—	January 5, 2004 (Film Number 04505830),

—	January 22, 2004 (Film Number 04537692),

—	January 27, 2004 (Film Number 04547149),

—	March 10, 2004 (Film Number 04661083),

—	April 20, 2004 (Film Number 04741546),

—	May 7, 2004 (Film Number 04790316),

—	May 12, 2004 (Film Number 04798941),

—	May 26, 2004 (containing revised Items 7 and 8 of Part I of our Annual Report on Form 10-K for the year ended December 31, 2003, which revised Items give effect to a change in our reportable segments occurring during the first quarter of 2004 and superseded the corresponding Items contained in such Annual Report) (Film Number 04833120),

—	June 29, 2004 (Film Number 04889349),

—	July 6, 2004 (Film Number 04902975),

—	August 6, 2004 (Film Number 04958205); and

•	Our Current Reports on Form 8-K (other than information furnished under Items 2.02 or 7.01 of Form 8-K) filed:

—	September 17, 2004 (Film Number 041034637),

—	October 27, 2004 (Film Number 041100140),

—	November 1, 2004 (Film Number 041108725),

—	November 3, 2004 (Film Number 041114882),

—	November 5, 2004 (Film Number 041122124),

—	November 12, 2004 (containing revised Items 7 and 8, and certain revised text of Item 1, of Part I of our Annual Report on Form 10-K for the year ended December 31, 2003, which revised Items give effect to a change in our reportable segments occurring during the second quarter of 2004 and superseded the corresponding Items contained in such Annual Report, as superseded by revised Items 7 and 8 of Part I of such Annual Report contained in our Current Report on Form 8-K filed May 26, 2004) (Film Number 041138198),

—	November 15, 2004 (Film Number 041145579),

—	November 15, 2004 (Film Number 041146935),

—	November 19, 2004 (Film Number 041158681), and

—	November 23, 2004 (Film Number 041164182).

You may request a copy of these filings and of the form of the indenture, notes and registration rights agreement at no cost, by writing or telephoning our subsidiary, Financial Relations Board, at the following address:

Financial Relations Board

1212 Avenue of the Americas, 5th Floor

New York, New York 10036

Attn: Julie Tu

(212) 827-3776

The above SEC filings are also available to the public on our website at www.interpublic.com. (We have included our website address as an inactive textual reference and do not intend it to be an active link to our website. Information on our website is not part of this prospectus.)

SPECIAL NOTE REGARDING FORWARD-LOOKING

STATEMENTS AND OTHER FACTORS

This document contains forward-looking statements. Our representatives may also make forward-looking statements orally from time to time. Statements in this document that are not historical facts, including statements about our beliefs and expectations, particularly regarding recent business and economic trends, our internal control over financial reporting, impairment charges, the SEC investigation, credit ratings, regulatory and legal developments, acquisitions and dispositions constitute forward-looking statements. These statements are based on current plans, estimates and projections, and are subject to change based on a number of factors, including those outlined in this document and “Risk Factors”. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, the following:

•	our ability to attract new clients and retain existing clients;

•	our ability to retain and attract key employees;

•	risks associated with the effects of global, national and regional economic and political conditions;

•	risks arising from material weaknesses in our internal control over financial reporting;

•	potential adverse effects if we are required to recognize additional impairment charges or other adverse accounting related developments;

•	potential adverse developments in connection with the SEC investigation;

•	potential downgrades in the credit ratings of our securities;

•	development from changes in the regulatory and legal environment for advertising and marketing and communications services companies around the world; and

•	the successful completion and integration of acquisitions which complement and expand our business capabilities.

Investors should carefully consider these factors and the additional risk factors outlined in more detail under the heading “Risk Factors.”

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges, as reported, has been adjusted to give effect to the disposition of NFO WorldGroup, Inc., (“NFO”) on July 10, 2003. As a result of this disposition, the results of NFO have been reported as a discontinued operation for all periods presented. The ratio of earnings to fixed charges from continuing operations were as follows for the periods indicated:

	Nine Months Ended September 30,	Years Ended December 31,
	2004	2003	2002	2001	2000	1999
Ratio of earnings to fixed charges	*	*	1.73x	*	3.91x	3.80x

In calculating the ratio of earnings to fixed charges, earnings are the sum of earnings from continuing operations before income taxes, income applicable to minority interests and equity in net income (loss) of unconsolidated affiliates, plus fixed charges. Fixed charges are the sum of interest on indebtedness, amortization of debt discount and expense and that portion of net rental expense deemed representative of the interest component.

*	For the nine months ended September 30, 2004 and the years ended December 31, 2003 and December 31, 2001, we had a deficiency of earnings to fixed charges. Results as reported would have required additional earnings of $492.5 million, $269.0 million and $586.4 million, respectively, to provide a one-to-one coverage ratio for those periods. The decline in the ratio of earnings to fixed charges subsequent to 2000 is due to lower income from operations, including restructuring and merger-related charges (in 2001, 2003 and 2004), impairment charges (in 2001, 2002, 2003 and 2004) and litigation charges (in 2003), as compared to prior periods.

CAPITALIZATION

The following table sets forth our short-term debt, long-term debt and stockholders’ equity as of September 30, 2004. The data are derived from our unaudited financial statements. You should read this table in conjunction with our consolidated financial statements and related notes and the discussion of our liquidity and capital resources as of September 30, 2004 incorporated by reference in this prospectus. For a discussion of events occurring subsequent to September 30, 2004 that may affect our capitalization, see our filings with the SEC incorporated by reference herein.

September 30, 2004
(unaudited) (in millions)
Short-term debt:
Loans payable	$74.5

Long-term debt:
Payable to financial institutions	31.3
Notes—7.25%, due 2011	500.0
Notes—7.875%, due 2005	513.1
1.87% Convertible Subordinated Notes due 2006	344.5
4.50% Convertible Senior Notes due 2023	800.0

Stockholders’ equity:
Total stockholders’ equity	2,001.8

Total capitalization	$4,265.2

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is listed and traded on the New York Stock Exchange (“NYSE”) under the symbol “IPG.” The following table provides, for the calendar quarters indicated, the high and low closing sales prices per share on the NYSE for the periods shown below as reported on the NYSE and dividends per share paid during those periods. The last reported sale price for our common stock on the NYSE on November 19, 2004 was $12.20 per share.

	NYSE Sale Price		Dividends on Common Stock
	High	Low
Period

2002:
First Quarter	34.56	27.20	.095
Second Quarter	34.89	23.51	.095
Third Quarter	24.67	13.40	.095
Fourth Quarter	17.05	11.25	.095	(1)

2003:
First Quarter	15.38	8.01	—	(1)
Second Quarter	14.55	9.30	—	(1)
Third Quarter	15.44	12.94	—	(1)
Fourth Quarter	16.41	13.55	—	(1)

2004:
First Quarter	17.19	14.86	—	(1)
Second Quarter	16.43	13.73	—	(1)
Third Quarter	13.62	10.51	—	(1)
Fourth Quarter (through November 19, 2004)	12.46	10.95	—	(1)

(1)	Dividend declared on November 1, 2002 in respect of third quarter 2002 results. No dividend in respect of fourth quarter 2002 results was declared. No dividend has subsequently been declared.

As of November 19, 2004, there were approximately 17,051 registered holders of our common stock.

Dividend Policy

No dividend on our common stock was paid during 2003 or during the nine months of 2004. Our future dividend policy will be determined on a quarter-by-quarter basis and will depend on earnings, financial condition, capital requirements and other factors. It will also be subject to the restrictions under the amended revolving credit facilities with syndicates of banks, which limit our ability to declare or pay dividends. Under these facilities, we may pay dividends on our common stock and preferred stock and buy back shares of common stock in an aggregate amount of up to $95 million annually. Of this amount, up to $45 million may be used for dividend payments on our convertible preferred stock and $50 million may be used for repurchases of common stock and dividend payments on our common stock or preferred stock. Any unused portion of the permitted amount of $50 million may be rolled over into successive years, provided that all such payments in any calendar year may not exceed $125 million in the aggregate.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the shares of common stock issuable upon conversion of the notes.

INTERPUBLIC

Interpublic is a group of advertising and specialized marketing and communication services companies that together represent one of the largest resources of advertising and marketing expertise in the world. With offices and other affiliations in more than 100 countries, we had revenues of approximately $5.9 billion and a net loss of approximately $451.7 million in 2003. For the nine months ended September 30, 2004, we had revenues of approximately $4.4 billion and a net loss of approximately $600.7 million, compared to revenues of approximately $4.2 billion and a net loss of approximately $349.2 million for the nine months ended September 30, 2003.

Advertising and Specialized Marketing and Communications Services Businesses

We are one of the world’s largest groups of global marketing services companies, providing our clients with communications and marketing expertise in three broad areas:

•	Advertising, which includes advertising and media management;

•	Marketing Communications, which includes direct marketing, database and customer relationship management, public relations, sales promotion, event marketing, on-line marketing, corporate and brand identity, brand consultancy and healthcare marketing; and

•	Marketing Services, which includes sports and entertainment marketing, corporate meetings and events, retail marketing and other marketing and business services.

We seek to be the best in quality and a leading competitor in all of these areas.

We are currently organized into four global operating groups. Three of these groups, McCann Worldgroup (“McCann”), The FCB Group and The Partnership, provide a comprehensive array of global communications and marketing services. Each offers a distinctive range of solutions for our clients. The fourth global operating group, CMG (the Constituent Management Group), provides clients with diversified services, including public relations, meeting and event production, corporate and brand identity and strategic marketing consulting. In addition to these groups, Interpublic also includes a group of leading stand-alone companies that provide their clients with a full range of advertising and/or marketing communications services.

We believe this organizational structure allows us to provide comprehensive solutions for clients, enables stronger organic growth among all our operating companies and allows us to bring improved operating efficiencies to our organization.

A brief description of our current global operating groups follows:

McCann Worldgroup was founded on the global strength and quality of McCann, one of the world’s leading advertising agencies. It includes companies spanning advertising, media, customer relationship management, events, sales promotion, on-line marketing communications and healthcare communications. Launched in late 1997, McCann has expanded rapidly to become one of the world’s leading networked marketing communications groups. Globally, 40 of McCann’s top 50 clients now use three or more McCann companies. McCann includes the following companies:

•	McCann-Erickson Worldwide (advertising);

•	Universal McCann Worldwide (media planning and buying);

•	MRM Partners Worldwide (direct/customer relationship management; on-line marketing communications through Zentropy);

•	Momentum Worldwide (event marketing/sponsorship/sales promotion); and

•	Torre Lazur McCann Healthcare Worldwide (healthcare advertising and marketing).

The FCB Group is a single global integrated network centered on Foote, Cone & Belding Worldwide and its advertising, direct marketing and sales promotion capabilities. This group also includes the following specialized services:

•	FCBi (direct and digital marketing);

•	Marketing Drive Worldwide (integrated promotional marketing);

•	R/GA (web design and development);

•	FCB HealthCare (healthcare marketing); and

•	The Hacker Group (customer acquisition direct marketing).

The Partnership provides collaboration across a global group of independently managed networks with creative and executional capabilities across all disciplines. The partners seek to preserve their uniqueness while creating the ability to interconnect seamlessly to better service clients. Partner companies include:

•	Lowe & Partners Worldwide (advertising);

•	Lowe Healthcare Worldwide (healthcare marketing);

•	Draft (direct and promotional marketing);

•	Zipatoni (promotional marketing);

•	Mullen (advertising); and

•	Dailey & Associates (advertising).

CMG (the Constituent Management Group) was formalized during the first quarter of 2004. CMG provides clients with diversified constituent marketing services, including public relations, meeting and event production, corporate and brand identity and strategic marketing consulting. Prior to its formalization, its constituent parts (except for Jack Morton) had been stand-alone entities. It includes:

•	Weber Shandwick Worldwide, Golin/Harris International and DeVries Public Relations (public relations);

•	FutureBrand; and

•	Jack Morton Worldwide.

Independent Agencies. Interpublic also includes a group of leading stand-alone companies that provide their clients with a full range of advertising, marketing communications services and/or marketing services and partner with our global operating groups as needed. These include:

•	Initiative Media (media planning and buying);

•	Campbell Ewald;

•	Hill Holliday;

•	Deutsch;

•	Octagon Worldwide;

•	The Martin Agency;

•	Carmichael-Lynch;

•	Gotham; and

•	MAGNA Global (advertising media negotiations and television program development).

In addition to domestic operations, we provide services for clients whose business is international in scope as well as for clients whose business is restricted to a single country or a small number of countries. Revenue for 2003 and 2002 is presented below by major geographic area:

	Year Ended December 31,
	2003	2002
	(in millions)
United States	$3,284.2	$3,313.6
International
United Kingdom	599.1	584.5
All other Europe	1,094.0	986.8
Asia Pacific	420.1	384.7
Latin America	233.9	266.4
Other	232.1	201.5

Total International	2,579.2	2,423.9

Total Consolidated	$5,863.4	$5,737.5

Sources of Revenue

We generate revenue from planning, creating and placing advertising in various media and from planning and executing other communications or marketing programs. Historically, the commission customary in the industry was 15% of the gross charge for advertising space or time; more recently, lower commissions have been negotiated, but often with additional incentives paid for better performance. For example, an incentive component is frequently included in arrangements with clients based on improvements in an advertised brand’s awareness or image, or increases in a client’s sales or market share of the products or services being advertised. Under commission arrangements, media bill us at their gross rates. We bill these amounts to our clients, remit the net charges to the media and retain the balance as our commission.

Increasingly, in the United States and to a lesser degree in Europe, many clients compensate us on a fee basis, under which we bill our client for the net charges billed by the media plus an agreed-upon fee. These fees usually are calculated to reflect our hourly rates and out-of-pocket expenses incurred on behalf of clients, plus proportional overhead and a profit mark-up.

Like other agencies, we are primarily responsible for paying the media with respect to firm contracts for advertising time or space placed on behalf of our clients. Our practice generally is to pay media charges only once we have received funds from our clients, and in some instances we agree with the media that we will be solely liable to pay the media only after the client has paid us for the media charges. We make serious efforts to reduce the risk from a client’s nonpayment including by generally carrying out credit clearances and requiring in some cases payment of media in advance.

We also receive commissions from clients for planning and supervising work done by outside contractors in connection with the physical preparation of finished print advertisements and the production of television and radio commercials and other forms of advertising. This commission is customarily 17.65% of the outside contractor’s net charge, which is the same as 15.0% of the outside contractor’s total charges including commission. With the increasing use of negotiated fees, the terms on which outstanding contractors’ charges are billed are subject to wide variations and even include, in some instances, the replacement of commissions with negotiated flat fees.

We also derive revenue from other activities, including the planning and placement in media of advertising produced by unrelated advertising agencies; the maintenance of specialized media placement facilities; the creation and publication of brochures, billboards, point of sale materials and direct marketing pieces for clients; the management of public relations campaigns; the creation and management of special events, meetings and shows at which clients’ products are featured; and the design and implementation of interactive programs for special marketing needs.

Clients

The five clients that made the largest revenue contribution in 2003 accounted individually for approximately 1.8% to 8.3% of our revenue and in the aggregate accounted for approximately 17.4% of our revenue. Our twenty largest clients accounted for approximately 29.8% of our revenue. Based on revenue, as of December 31, 2003, our largest clients included General Motors Corporation, Johnson & Johnson, Microsoft, Nestle and Unilever. While the loss of the entire business of one of our largest clients might have a material adverse effect upon our business, we believe that it is very unlikely that the entire business of any of these clients would be lost at the same time, because we represent several different brands or divisions of each of these clients in a number of geographical markets in each case through more than one of our agency systems.

Representation of a client rarely means that we handle advertising for all brands or product lines of the client in all geographical locations. Any client may transfer its business from an agency within our company to a competing agency, and a client may reduce its marketing budget at any time.

Our agencies have written contracts with many of their clients. As is customary in the industry, these contracts provide for termination by either party on relatively short notice, usually 90 days but sometimes shorter or longer. In 2003, however, 25% of revenue was derived from clients that had been associated with one or more of our agencies or their predecessors for 20 or more years.

DESCRIPTION OF THE NOTES

We issued the notes under an indenture dated as of October 20, 2000, between us and The Bank of New York, as trustee, as supplemented by a supplemental indenture thereto, dated as of March 13, 2003. In this description, we refer to the indenture as so supplemented as the “indenture.”

The following description summarizes the material provisions of the indenture and the notes. For further information you should read the indenture and the notes. The indenture and form of notes are available as set forth under “Where You Can Find More Information.”

As used in this “Description of the Notes,” unless otherwise indicated, the words “we,” “our” and “us” refer to The Interpublic Group of Companies, Inc. and not any of its subsidiaries.

General

The notes are our unsecured obligations, are limited to an aggregate principal amount of $800,000,000 and were initially offered at a price to investors of $1,000 per note. The notes will mature on March 15, 2023.

You have the option, subject to fulfillment of the conditions described below, to convert your notes into shares of our common stock initially at a conversion rate of 80.5153 shares of common stock per note. This is equivalent to an initial conversion price of $12.42 per share of common stock. The conversion rate is subject to anti-dilution and other adjustments as further described in “—Conversion Rights—Conversion Rate Adjustments.” Upon conversion, you will receive only shares of our common stock. You will not receive any cash payment for interest accrued to the conversion date.

If any interest payment date, contingent interest payment date, maturity date, redemption date or purchase date (including upon the occurrence of a Fundamental Change, as described under “—Fundamental Change Permits Holders to Require Us to Purchase Notes”) of a note falls on a day that is not a business day, the required payment will be made on the next succeeding business day as if made on the date that the payment was due and no interest will accrue on that payment for the period from and after the interest payment date, contingent interest payment date, maturity date, redemption date or purchase date (including upon the occurrence of a Fundamental Change), as the case may be, to the date of that payment on the next succeeding business day. The term “business day” means, with respect to any note, any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

Interest

The notes accrue interest at a rate of 4.50% per year from March 13, 2003 or from the most recent interest payment date to which interest has been paid or duly provided, payable semiannually in arrears on March 15 and September 15 of each year, beginning September 15, 2003. The notes were issued only in denominations of $1,000 principal amount and integral multiples of $1,000 principal amount.

Interest will be paid to the person in whose name a note is registered at the close of business on March 1 or September 1, as the case may be, immediately preceding the relevant interest payment date. Interest on the notes will be computed on the basis of a 360-day year composed of twelve 30-day months. In addition, we will pay contingent interest under the circumstances described in “—Contingent Interest” below.

Contingent Interest

If we pay cash dividends on our common stock, we will pay contingent interest per outstanding note in an amount equal to 100% of the per share cash dividend paid on our common stock multiplied by the number of shares of common stock issuable upon conversion of a note. We will pay contingent interest only in cash.

Contingent interest in respect of a cash dividend on our common stock will be paid to the person in whose name a note is registered at the close of business on the record date for the related common stock dividend. The contingent interest will be paid on the payment date for the related common stock dividend.

For financial accounting purposes, our obligation to pay contingent interest on the notes will constitute an embedded derivative, the initial value of which is not material to our consolidated financial position. Any material changes in its value will be reflected in our future income statements, in accordance with Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities.” We do not believe that these future changes in value will have a significant effect on our future reported results of operations.

“Cash dividends” are regular, fixed, annual, quarterly or other periodic cash dividends as declared by our board of directors as part of our dividend payment practice or stated cash dividend policy, whether publicly announced or not, and do not include any other dividends or distributions (for example, any dividends designated by our board of directors as extraordinary, special or otherwise nonrecurring).

In the event we are required to pay contingent interest, we will publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our Web site or through another public medium we may use at that time.

Ranking

The notes are our general unsecured obligations and rank senior in right of payment to all our existing and future indebtedness that is, by its terms, expressly subordinated in right of payment to the notes. The notes rank equally in right of payment with all our existing and future unsecured indebtedness that is not so subordinated. Because we are a holding company, our rights and the rights of our creditors, including the holders of the notes offered in this prospectus, to participate in the assets of any subsidiary during its liquidation or reorganization, will be subject to the prior claims of the subsidiary’s creditors, except to the extent that we are ourselves a creditor with recognized claims against the subsidiary.

On a consolidated basis, we had $2,263.4 million of debt outstanding as of September 30, 2004, none of which was secured debt and $344.5 million of which was subordinated debt. Of the $2,263.4 million, our subsidiaries had $105.6 million of indebtedness outstanding as of September 30, 2004. Our revolving credit facilities with syndicates of banks contain financial covenants and restrict our domestic subsidiaries’ ability to incur additional debt.

Optional Redemption

No sinking fund is provided for the notes. Prior to March 15, 2008, the notes will not be redeemable. On or after March 15, 2008, we may redeem for cash all or part of the notes at any time, upon not less than 30 nor more than 60 days’ notice before the redemption date by mail to the trustee, the paying agent and each holder of notes, for a price equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest, including contingent interest, to the redemption date.

If we decide to redeem fewer than all of the outstanding notes, the trustee will select the notes to be redeemed (in principal amounts of $1,000 or integral multiples of $1,000) by lot, or on a pro rata basis or by another method the trustee considers fair and appropriate.

If the trustee selects a portion of your note for partial redemption and you convert a portion of the same note, the converted portion will be deemed to be from the portion selected for redemption.

In the event of any redemption in part, we will not be required to:

•	issue, register the transfer of or exchange any note during a period of 15 days before the mailing of the redemption notice; or

•	register the transfer of or exchange any note so selected for redemption, in whole or in part, except the unredeemed portion of any note being redeemed in part.

Conversion Rights

Subject to the conditions described below, you may convert your notes into shares of our common stock initially at a conversion rate of 80.5153 shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of $12.42 per share of common stock based on the issue price of the notes) at any time prior to the close of business on March 15, 2023. The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described under “—Conversion Rate Adjustments.” You may convert fewer than all of your notes so long as the notes converted are an integral multiple of $1,000 principal amount.

You will not receive any cash payment representing accrued and unpaid interest (including contingent interest) upon conversion of a note. Instead, upon conversion we will deliver to you a fixed number of shares of our common stock and any cash payment to account for fractional shares. The cash payment for fractional shares will be based on the last reported sale price of our common stock on the trading day immediately prior to the conversion date. Delivery of shares of common stock will be deemed to satisfy our obligation to pay the principal amount of the notes, including accrued and unpaid interest (including contingent interest). Accrued and unpaid interest (including contingent interest) will be deemed paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion rate to account for the accrued and unpaid interest (including contingent interest). The trustee will initially act as the conversion agent.

If you convert notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of shares of our common stock upon the conversion, unless the tax is due because you request the shares to be issued in a name other than your name, in which case you will pay that tax.

If you wish to exercise your conversion right, you must deliver an irrevocable conversion notice, together, if the notes are in certificated form, with the certificated security, to the conversion agent along with appropriate endorsements and transfer documents, if required, and pay any transfer or similar tax, if required. The conversion agent will, on your behalf, convert the notes into shares of our common stock. You may obtain copies of the required form of the conversion notice from the conversion agent. A certificate for the number of full shares of our common stock into which any notes are converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable, but no later than the fifth business day, following the conversion date.

If you have already delivered a purchase notice as described under either “—Purchase of Notes by Us at the Option of the Holder” or “—Fundamental Change Permits Holders to Require Us to Purchase Notes” with respect to a note, however, you may not surrender that note for conversion until you have withdrawn the notice in accordance with the indenture.

Holders of notes at the close of business on a regular record date will receive payment of interest payable on the corresponding interest payment date notwithstanding the conversion of those notes at any time after the close of business on the regular record date. Notes surrendered for conversion by a holder during the period from the close of business on any regular record date to the opening of business on the next interest payment date, except for notes to be redeemed within this period or on the next interest payment date, must be accompanied by payment of an amount equal to the interest that the holder is to receive on the notes.

Holders of notes at the close of business on a contingent interest record date will receive payment of contingent interest payable on the corresponding contingent interest payment date notwithstanding the conversion of those notes at any time after the close of business on the contingent interest record date. If we are required to pay contingent interest, notes surrendered for conversion by a holder during the period from the close of business on any contingent interest record date to the opening of business on the next contingent interest payment date, except for notes to be redeemed on a date within this period or on the next contingent interest payment date, must be accompanied by payment of an amount equal to the contingent interest that the holder is to receive on the notes.

You may surrender your notes for conversion into shares of our common stock prior to March 15, 2023 under the following circumstances.

Conversion Upon Satisfaction of Sale Price Condition

You may surrender any of your notes for conversion into shares of our common stock if the average of the last reported sale prices of our common stock for the 20 trading days immediately prior to the conversion date is greater than or equal to a specified percentage, beginning at 120% and declining ½% each year until it reaches 110% at maturity, of the conversion price per share of common stock on that conversion date.

The “last reported sale price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average asked prices) on that date as reported in composite transactions for the principal U.S. securities exchange on which our common stock is traded or, if our common stock is not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq National Market.

If our common stock is not listed for trading on a United States national or regional securities exchange and not reported by the Nasdaq National Market on the relevant date, the “last reported sale price” will be the last quoted bid price for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization.

If our common stock is not so quoted, the “last reported sale price” will be the average of the mid-point of the last bid and ask prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

Conversion Upon Redemption

If we redeem the notes, you may convert notes into our common stock at any time prior to the close of business on the business day prior to the redemption date, even if the notes are not otherwise convertible at that time.

Conversion Upon Specified Corporate Transactions

If we elect to:

•	distribute to all holders of our common stock rights entitling them to purchase, for a period expiring within 60 days after the date of the distribution, shares of our common stock at less than the last reported sale price of a share of our common stock at the time of the distribution or

•	distribute to all holders of our common stock our assets, debt securities or rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 15% of the last reported sale price of our common stock on the day preceding the declaration date for the distribution, we must notify you at least 20 business days prior to the ex-dividend date for the distribution. Once we have given notice, you may surrender your notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that the distribution will not take place, even if the notes are not otherwise convertible at that time. The ex-dividend date is the first date upon which a sale of the common stock does not automatically transfer the right to receive the relevant dividend from the seller of the common stock to its buyer.

In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which our common stock would be converted into cash or property other than securities, you may surrender notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of the transaction. If we engage in reclassifications or effect changes of our common stock or are a party to a consolidation, merger, binding share exchange or transfer of all or substantially all of our assets pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a note into common stock will be changed into a right to convert it into the kind and amount of cash, securities or other property which you would have received if you had converted your notes immediately prior to the transaction. If we engage in any transaction described in the preceding sentence, the conversion rate will not be adjusted. If the transaction also constitutes a Fundamental Change, as defined below, you can require us to purchase all or a portion of your notes as described under “—Fundamental Change Permits Holders to Require Us to Purchase Notes.”

Conversion Upon Credit Ratings Event

You may convert notes into our common stock at any time after the credit ratings assigned to the notes by any two of Moody’s Investors Service, Inc., Standard & Poor’s Ratings Services and Fitch Ratings are lower than Ba2, BB and BB, respectively, or the notes are no longer rated by at least two of these ratings services.

Conversion Rate Adjustments

The conversion rate will be subject to adjustment upon the following events:

(1)	the payment of dividends and other distributions on our common stock payable exclusively in shares of our common stock or our other capital stock;

(2)	the issuance to all holders of our common stock of rights or warrants that allow the holders to purchase shares of our common stock for a period expiring within 60 days from the date of issuance of the rights or warrants at less than the market price on the record date for the determination of stockholders entitled to receive the rights or warrants;

(3)	subdivisions, combinations, or reclassifications of our common stock; and

(4)	distributions to all holders of our common stock of our assets, debt securities or rights or warrants to purchase our securities, if these distributions, aggregated on a rolling twelve-month basis, have a per share value exceeding 15% of the market price of our common stock on the trading day immediately preceding the declaration of the distribution. In cases where (a) the fair market value per share of common stock of the assets, debt securities or rights or warrants to purchase our securities distributed to stockholders equals or exceeds the market price of our common stock on the record date for the determination of stockholders entitled to receive the distribution, or (b) the market price exceeds the fair market value per share of common stock of the assets, debt securities or rights or warrants so distributed by less than $1.00, rather than being entitled to an adjustment in the conversion rate, you will be entitled to receive upon conversion, in addition to the shares of our common stock, the kind and amount of assets, debt securities or rights or warrants comprising the distribution that you would have received if you had converted your notes immediately prior to the record date for determining the stockholders entitled to receive the distribution.

In addition to these adjustments, we may increase the conversion rate as our board of directors considers advisable to avoid or diminish any income tax to holders of our common stock or rights to purchase our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. We may also, from time to time, to the extent permitted by applicable law, increase the conversion rate by any amount for any period of at least 20 days if our board of directors has determined that the increase would be in our best interests. If our board of directors makes this determination, it will be conclusive. We will give you at least 15 days’ notice of these increases in the conversion rate.

As used in this prospectus, the “market price” means the average of the last reported sale prices of our common stock for the 20 trading day period ending on the third business day prior to the applicable purchase date (including upon the occurrence of a Fundamental Change) or the date of determination (if the third business day prior to the applicable purchase date or the date of determination is a trading day, or if not, then on the last trading day prior to the third business day), appropriately adjusted to take into account the occurrence, during the period commencing on the first of the trading days during the 20 trading day period and ending on the applicable purchase date or the date of determination, of any event that would result in an adjustment of the conversion rate under the indenture.

If at any time we were to make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the notes, the conversion rate of the notes is increased, the increase might be deemed to be the payment of a taxable dividend to holders of the notes.

No adjustment to the conversion rate need be made if holders may participate in the transaction that would otherwise give rise to an adjustment, so long as the distributed assets or securities the holders would receive upon conversion of the notes, if convertible, exchangeable, or exercisable, are convertible, exchangeable or exercisable, as applicable, without any loss of rights or privileges for a period of at least 60 days following conversion of the notes.

The applicable conversion price will not be adjusted:

•	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•	upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of the date the notes were first issued;

•	for a change in the par value or no par value of the common stock; or

•	for accrued and unpaid interest, including contingent interest.

No adjustment in the applicable conversion price will be required unless the adjustment would require an increase or decrease of at least 1% of the applicable conversion price. If the adjustment is not made because the adjustment does not change the applicable conversion price by more than 1%, then the adjustment that is not made will be carried forward and taken into account in any future adjustment.

Purchase of Notes by Us at the Option of the Holder

You have the right to require us to purchase your notes on March 15, 2008, March 15, 2013 and March 15, 2018 (each, a “purchase date”). We will be required to purchase any outstanding notes for which you deliver a written purchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the relevant purchase date until the close of business on the fifth business day prior to the purchase date. If the purchase notice is given and withdrawn during that period, we will not be obligated to purchase the related notes. Also, our ability to satisfy our purchase obligations may be affected by the factors described in “Risk Factors” under the caption “We may not have the ability to raise the funds necessary to purchase the notes upon a fundamental change or other purchase date, as required by the indenture governing the notes.”

The purchase price payable will be equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest, including contingent interest, to the relevant purchase date.

Any notes purchased by us on March 15, 2008 will be paid for in cash. For the March 15, 2013 and March 15, 2018 purchase dates, we may choose to pay the purchase price in cash or shares of our common stock or a combination of cash and shares of our common stock, provided that we will pay any accrued and unpaid interest, including contingent interest, in cash. For a discussion of the United States federal income tax treatment of a holder receiving cash, shares of common stock or any combination of cash and shares, see “United States Federal Income Tax Considerations.”

On or before the 20th business day prior to each purchase date, we will provide to the trustee, the paying agent and to all holders of the notes at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, a notice stating, among other things:

•	whether we will pay the purchase price of the notes in cash, in shares of our common stock, or any combination of cash and shares, specifying the percentages of each;

•	if we elect to pay with shares of our common stock for either the March 15, 2013 or March 15, 2018 purchase date, the method of calculating the market price of our common stock; and

•	the procedures that holders must follow to require us to purchase their notes.

Simultaneously with providing the notice, we will publish a notice containing this information in a newspaper of general circulation in the City of New York or publish the information on our Web site or through another public medium we may use at that time.

A notice electing to require us to purchase your notes must state:

•	if certificated notes have been issued, the certificate numbers of the notes, or if not certificated, your notice must comply with appropriate DTC procedures;

•	the portion of the principal amount of notes to be purchased, in integral multiples of $1,000;

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture; and

•	for the March 15, 2013 and March 15, 2018 purchase dates, in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in shares of our common stock, in whole or in part, but the purchase price is ultimately to be paid to you entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in shares of our common stock is not satisfied prior to the close of business on the last business day prior to the purchase date, whether you elect:

(1)	to withdraw the purchase notice as to some or all of the notes to which it relates; or

(2)	to receive cash in respect of the entire purchase price for all notes or portions of notes subject to the purchase notice.

If you fail to indicate your choice with respect to the election described in the final bullet point above, you will be deemed to have elected to receive cash in respect of the entire purchase price for all notes subject to the purchase notice in these circumstances.

No notes may be purchased at your option if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the purchase price of the notes.

You may withdraw any purchase notice in whole or in part by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the purchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if not certificated, your notice must comply with appropriate DTC procedures; and

•	any principal amount that remains subject to the purchase notice.

If we elect, for either the March 15, 2013 or March 15, 2018 purchase date, to pay the purchase price, in whole or in part, in shares of our common stock, we will pay cash based on the market price of our common stock for all fractional shares.

If we elect to pay the purchase price, in whole or in part, in shares of common stock, the number of shares of common stock to be delivered by us will be equal to the portion of the purchase price to be paid in common stock divided by the market price of a share of our common stock.

Because the market price of our common stock is determined prior to the applicable purchase date, you will bear the market risk with respect to the value of our common stock to be received from the date the market price is determined to the purchase date.

Our right to purchase notes, in whole or in part, with common stock is subject to various conditions, including:

•	our providing timely written notice, as described above, of our election to purchase all or part of the notes with our common stock;

•	our common stock then being listed on a national securities exchange or quoted on the Nasdaq National Market;

•	information necessary to calculate the market price of our common stock being published in a daily newspaper of national circulation;

•	registration of the common stock under the Securities Act and the Exchange Act, if required; and

•	our obtaining any necessary qualification or registration under applicable state securities law or the availability of an exemption from qualification and registration.

If those conditions are not satisfied with respect to you prior to the close of business on the purchase date, we will pay the purchase price of your notes entirely in cash. We may not change the form or components or percentages of components of consideration to be paid for the notes once we have given the notice that we are required to give to holders of notes, except as described in the first sentence of this paragraph.

Upon determination of the actual number of shares of our common stock to be paid upon redemption of the notes, we will publish a notice containing this information in a newspaper of general circulation in the City of New York or publish the information on our Web site or through another public medium we may use at that time.

You must either effect book-entry transfer or deliver the notes, together with necessary endorsements, to the office of the paying agent after delivery of the purchase notice to receive payment of the purchase price. You will receive payment promptly following the later of the purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the purchase price of the notes on the business day following the purchase date, then:

•	the notes will cease to be outstanding and interest, including contingent interest, will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•	all other rights of the holders will terminate (other than the right to receive the purchase price upon delivery or transfer of the notes).

Fundamental Change Permits Holders to Require Us to Purchase Notes

If a Fundamental Change (as defined below in this section) occurs at any time prior to March 15, 2008, you will have the right, at your option, to require us to purchase any or all of your notes, or any portion of the principal amount of those notes, that is equal to $1,000 or an integral multiple of $1,000. The price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest, including contingent interest, to the Fundamental Change purchase date. If a Fundamental Change occurs on or after March 15, 2008, you will not have a right to require us to purchase any notes, except as described under “—Purchase of Notes by Us at the Option of the Holder.”

We may, at our option, instead of paying the Fundamental Change purchase price in cash, pay all or a portion of the Fundamental Change purchase price in shares of our common stock, as long as the conditions described in this sub-section are met, provided that we will pay any accrued and unpaid interest, including contingent interest, in cash. If we elect to pay the Fundamental Change purchase price, in whole or in part, in shares of common stock, the number of shares of common stock to be delivered by us will be equal to the portion of the Fundamental Change purchase price to be paid in common stock divided by the market price of a share of our common stock. For a discussion of the United States federal income tax treatment of a holder receiving cash, shares of common stock or any combination of cash and shares, see “United States Federal Income Tax Considerations.”

A “Fundamental Change” will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

(1)	a “person” or “group” within the meaning of Section 13(d) of the Exchange Act other than us, our subsidiaries or our or their employee benefit plans, files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that the person or group has become the direct or indirect ultimate “beneficial owner”, as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the voting power of our common equity;

(2)	consummation of any share exchange, consolidation or merger of us pursuant to which our common stock will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than one of our subsidiaries; provided, however, that a transaction where the holders of more than 50% of all classes of our common equity immediately prior to the transaction own, directly or indirectly, more than 50% of all classes of common equity of the continuing or surviving corporation or transferee immediately after the event shall not be a Fundamental Change; or

(3)	Continuing directors cease to constitute at least a majority of our board of directors.

A Fundamental Change will not be deemed to have occurred, however, if either:

(I)	the last reported sale price of our common stock for any five trading days within the 10 consecutive trading days ending immediately before the later of the Fundamental Change or the announcement of the Fundamental Change, equals or exceeds 105% of the conversion price per share of common stock in effect on each of those trading days, or

(II)	at least 90% of the consideration, excluding cash payments for fractional shares, in the transaction or transactions constituting the Fundamental Change consists of shares of common stock traded on a national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with a Fundamental Change (these securities being referred to as “publicly traded securities”) and as a result of this transaction or transactions the notes become convertible into any of these publicly traded securities, excluding cash payments for fractional shares.

“Continuing director” means a director who either was a member of our board of directors on March 10, 2003 or who becomes a director of ours subsequent to that date and whose election, appointment or nomination for election by our stockholders, is duly approved by a majority of the continuing directors on our board of directors at the time of that approval, either by a specific vote or by approval of the proxy statement issued by us on behalf of our entire board of directors in which that individual is named as nominee for director.

On or before the 20th day after the occurrence of a Fundamental Change, we will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of the Fundamental Change and of the resulting purchase right. That notice shall state, among other things:

•	whether we will pay the Fundamental Change purchase price of notes in cash, common stock or a combination of cash and stock, specifying the percentages of each;

•	if we elect to pay in common stock, the method of calculating the market price of the common stock; and

•	the procedures that holders must follow to require us to purchase their notes.

Simultaneously with providing the notice, we will publish a notice containing this information in a newspaper of general circulation in the City of New York or publish the information on our Web site or through another public medium we may use at that time.

To exercise the purchase right, you must deliver, on or before the 35th day after the date of our notice of a Fundamental Change, subject to extension to comply with applicable law, the notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled “Form of Fundamental Change Purchase Notice” on the reverse side of the notes duly completed, to the paying agent. Your purchase notice must state:

•	if certificated, the certificate numbers of your notes to be delivered for purchase;

•	the portion of the principal amount of notes to be purchased, which must be $1,000 or an integral multiple of $1,000;

•	in the event we elect, pursuant to the notice that we are required to give, to pay the Fundamental Change purchase price in common stock, in whole or in part, but the Fundamental Change purchase price is ultimately to be paid to you entirely in cash because any condition to payment of the Fundamental Change purchase price or portion of the Fundamental Change purchase price in common stock is not satisfied prior to the close of business on the Fundamental Change purchase date, whether you elect:

(1)	to withdraw the purchase notice as to some or all of the notes to which it relates, or

(2)	to receive cash in respect of the entire Fundamental Change purchase price for all notes or portions of notes subject to the purchase notice; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

If you fail to indicate your choice with respect to the election described in the third bullet point above, you will be deemed to have elected to receive cash in respect of the entire Fundamental Change purchase price for all notes subject to the purchase notice in these circumstances.

You may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the Fundamental Change purchase date. The notice of withdrawal shall state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if not certificated, your notice must comply with appropriate DTC procedures; and

•	any principal amount, which remains subject to the purchase notice.

We will be required to purchase the notes no later than 35 business days after the date of our notice of the occurrence of the relevant Fundamental Change subject to extension to comply with applicable law. You will receive payment of the Fundamental Change purchase price promptly following the later of the Fundamental Change purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the Fundamental Change purchase price of the notes on the business day following the Fundamental Change purchase date, then:

•	the notes will cease to be outstanding and interest, including contingent interest, will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•	all other rights of the holders will terminate (other than the right to receive the Fundamental Change purchase price upon delivery or transfer of the notes).

The purchase rights of the holders could discourage a potential acquirer of us. The Fundamental Change purchase feature, however, is not the result of management’s knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.

The term Fundamental Change is limited to the transactions described at the beginning of this sub-section and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the notes upon a Fundamental Change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

No notes may be purchased at your option upon a Fundamental Change if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the Fundamental Change purchase price of the notes.

If we elect to pay the Fundamental Change purchase price, in whole or in part, in shares of our common stock, we will pay cash based on the market price of our common stock for all fractional shares.

Because the market price of the common stock is determined prior to the applicable Fundamental Change purchase date, you will bear the market risk with respect to the value of the common stock to be received from the date the market price is determined to the Fundamental Change purchase date.

Our right to purchase notes, in whole or in part, with common stock is subject to various conditions, including:

•	our providing timely written notice, as described above, of our election to purchase all or part of the notes with our common stock;

•	our common stock then being listed on a national securities exchange or quoted on the Nasdaq National Market;

•	information necessary to calculate the market price of our common stock is published in a daily newspaper of national circulation;

•	our registration of the common stock under the Securities Act and the Exchange Act, if required; and

•	our obtaining any necessary qualification or registration under applicable state securities law or the availability of an exemption from qualification and registration.

If those conditions are not satisfied with respect to you prior to the close of business on the Fundamental Change purchase date, we will pay the Fundamental Change purchase price of your notes entirely in cash. We may not change the form or components or percentages of components of consideration to be paid for the notes once we have given the notice that we are required to give to holders of notes, except as described in the first sentence of this paragraph.

Upon determination of the actual number of shares of our common stock to be paid upon redemption of the notes, we will publish a notice containing this information in a newspaper of general circulation in the City of New York or publish the information on our Web site or through another public medium we may use at that time.

The definition of Fundamental Change includes a phrase relating to the sale, lease or other transfer of “all or substantially all” of our consolidated assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, your ability to require us to purchase your notes as a result of the sale, lease or other transfer of less than all of our assets may be uncertain.

If a Fundamental Change were to occur, we may not have enough funds to pay the Fundamental Change purchase price. See “Risk Factors” under the caption “We may not have the ability to raise the funds necessary to purchase the notes upon a fundamental change or other purchase date, as required by the indenture governing the notes.” If we fail to purchase the notes when required following a Fundamental Change, we will be in default under the indenture. In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events or on some specific dates.

Consolidation, Merger and Sale of Assets

We may not consolidate or merge with or into any other person, including any other entity, or convey, transfer or lease all or substantially all of our properties and assets to any person or group of affiliated persons unless:

•	we are the continuing corporation or the person, if other than us, formed by the consolidation or with which or into which we are merged or the person or group of affiliated persons to which all or substantially all our properties and assets are conveyed, transferred or leased is a corporation organized and existing under the laws of the United States, any of its states or the District of Columbia and expressly assumes our obligations under the notes and the indenture; and

•	immediately after giving effect to the transaction, there is no default and no event of default under the indenture.

If we consolidate with or merge into any other corporation or convey, transfer or lease all or substantially all of our property and assets as described in the preceding paragraph, the successor corporation shall succeed to and be substituted for us, and may exercise our rights and powers under the indenture, and after that contemplated transaction, except in the case of a lease, we will be relieved of all obligations and covenants under the indenture and the notes.

Although these types of transactions are permitted under the indenture, some of the foregoing transactions occurring prior to March 15, 2008 could constitute a Fundamental Change (as defined under “—Fundamental Change Permits Holders to Require Us to Purchase Notes”) permitting you to require us to purchase your notes as described under “—Fundamental Change Permits Holders to Require Us to Purchase Notes.”

Events of Default

Each of the following constitutes an event of default under the indenture:

•	default in payment of the principal amount of the notes or accrued and unpaid interest at maturity, redemption price, purchase price or Fundamental Change purchase price with respect to any notes when that amount becomes due and payable;

•	default for 30 days in payment of any installment of interest, including contingent interest, on or additional amounts due to a breach of the registration rights agreement as described in “Registration Rights” with respect to the notes;

•	a failure to comply in any material respect with any of our other agreements contained in the notes or the indenture for a period of 60 days after notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the notes;

•	the occurrence of an event of default within the meaning of another mortgage, indenture or debt, instrument under which there may be issued, or by which there may be secured or evidenced, any of our indebtedness, other than the notes, in an amount in excess of $20,000,000 and which results in the indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, and we have not cured the default in payment or the acceleration is not rescinded or annulled in each case within 10 days after written notice to us from the trustee or to us and to the trustee from the holders of at least 25% in principal amount of the notes; provided, however, that if, prior to a declaration of acceleration of the maturity of the notes or the entry of judgment in favor of the trustee in a suit pursuant to the indenture, the default has been remedied or cured by us or waived by the holders of the indebtedness, then the event of default will be deemed likewise to have been remedied, cured or waived; and

•	the occurrence of an event of bankruptcy, insolvency or reorganization with respect to us or any of our subsidiaries that meet thresholds set out in the indenture. A subsidiary meets these thresholds if:

•	our investment in and advances to the subsidiary, including indirectly through other subsidiaries, exceed ten percent of our total consolidated assets as of the end of the most recent completed fiscal year;

•	our proportionate share of the total assets, including indirectly through other subsidiaries, and after intercompany elimination, of the subsidiary exceeds ten percent of our total consolidated assets as of the end of the most recent completed fiscal year; or

•	our equity in the income from continuing operations of the subsidiary, including indirectly through other subsidiaries, calculated before income taxes, extraordinary items and cumulative effect of changes in accounting principles, exceeds ten percent of our total consolidated income calculated on the same basis as of the end of the most recent completed fiscal year.

No event of default with respect to a series of our debt securities other than the notes, except as to the occurrence of an event involving bankruptcy, insolvency or reorganization with respect to us, necessarily constitutes an event of default with respect to the notes.

In general, the indenture obligates the trustee to give notice of a default with respect to the notes to the holders of those notes. The trustee may withhold notice of any default, except a default in payment on any notes, if the trustee determines it is in the best interest of the holders of the notes to do so.

If there is a continuing event of default, the trustee or the holders of at least 25% in principal amount of the notes may require us to repay immediately the unpaid principal plus accrued and unpaid interest, including contingent interest, on all notes. In the case of an event of default resulting from events of bankruptcy, insolvency or reorganization with respect to us or any of our subsidiaries that meet the thresholds set out above, the principal amount of the notes plus accrued interest, including contingent interest, through the date of the declaration on all notes will become immediately payable without any act on the part of the trustee or any holder of notes. The holders of a majority in principal amount of the notes may rescind our obligation to accelerate repayment and may waive past defaults if:

•	all existing events of default, other than the nonpayment of the accelerated amounts, have been cured or are being waived;

•	any interest, including contingent interest, that has become due on overdue amounts, other than by virtue of acceleration, has been paid;

•	the rescission would not conflict with any judgment or decree of a competent court; and

•	all payments due the trustee have been made,

except that they may not waive:

•	a default in payment of the principal amount or accrued and unpaid interest at maturity, redemption price, purchase price or Fundamental Change purchase price with respect to any notes when that amount becomes due and payable;

•	a default for 30 days in payment of any installment of interest, including contingent interest, on or additional amounts with respect to the notes;

•	a default with respect to a provision of the indenture which cannot be amended without the consent of each holder affected by the amendment; or

•	a default which constitutes a failure to convert any note in accordance with its terms and the terms of the indenture.

Under the terms of the indenture, the trustee may refuse to enforce the indenture or the notes unless it first receives satisfactory security or indemnity from the holders of notes. Subject to limitations specified in the indenture, the holders of a majority in principal amount of the notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

You have no right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any other remedy under the indenture unless, among other things:

•	you have previously given to the trustee written notice of a continuing event of default with respect to the notes; and

•	the holders of at least 25% in principal amount of the notes have made written request, and offered indemnity reasonably satisfactory to the trustee to institute the proceeding as trustee, and the trustee has not received from the holders of a majority in principal amount of the notes a direction inconsistent with the request and has failed to institute the proceeding within 60 days.

Notwithstanding the foregoing, you have an absolute and unconditional right to receive payment of the principal of and interest, including contingent interest, and any additional amounts on the notes on or after the due dates expressed in the notes and to institute suit for the enforcement of any of those payments.

We are required to furnish to the trustee annually a statement by some of our officers as to whether or not we, to their knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the indenture and, if so, specifying all the known defaults.

Modification and Amendment

The indenture permits us and the trustee to amend the indenture without the consent of the holders of notes:

•	to evidence the succession of another corporation and the assumption of our covenants under the indenture and the notes;

•	to add to our covenants or to the events of default, to surrender any right or power conferred upon us in the indenture or to make other changes which would not adversely affect in any material respect the holder of any outstanding notes;

•	to cure any ambiguity, defect or inconsistency or to correct or supplement any provision of the indenture which may be inconsistent with any other provision of the indenture;

•	to add or change any of the provisions of the indenture to the extent necessary to permit or facilitate the issuance of securities in bearer form;

•	to change or eliminate certain provisions of the indenture, provided that the change or elimination becomes effective only when there are no securities outstanding of any series of securities created prior to the amendment of the indenture which is entitled to the benefit of those provisions;

•	to secure the notes or add guarantees with respect to any or all of the notes;

•	to establish the form or terms of securities of any series;

•	to evidence and provide for the acceptance of an appointment by a successor trustee with respect to one or more series of the securities and to change any provision of the indenture to accommodate the administration of trusts under the indenture by more than one trustee; and

•	to provide for uncertificated securities in addition to or in place of certificated securities.

The indenture also permits us and the trustee, with the consent of the holders of a majority in principal amount of the notes voting as a class, to add any provisions to or change or eliminate any of the provisions of the indenture or to modify the rights of the holders of notes, provided, however, that, without the consent of the holder of each of the notes so affected, no amendment may:

•	reduce the principal amount, or extend the stated maturity, of any notes;

•	reduce the redemption price, purchase price or Fundamental Change purchase price of any notes;

•	make any change that adversely affects the right to convert any notes;

•	except as otherwise provided in this prospectus and in the indenture, alter the manner or rate of accrual of interest on any notes or extend the time for payment of interest on any notes;

•	reduce the amount of principal payable upon acceleration of maturity;

•	change the place of payment where, or the currency in which, the notes are payable;

•	reduce the percentage in principal amount of affected notes the consent of whose holders is required for amendment of the indenture or for waiver of compliance with some provisions of the indenture or for waiver of some defaults;

•	change our obligation with respect to the redemption provisions of the indenture in a manner adverse to the holder;

•	modify the provisions relating to waiver of some defaults or any of the provisions relating to amendment of the indenture except to increase the percentage required for consent or to provide that some other provisions of the indenture may not be modified or waived; or

•	impair the right to institute suit for the enforcement of any payment due under the notes.

The holders of a majority in principal amount of the outstanding notes may waive compliance by us with some of the restrictive provisions of the indenture. The holders of a majority in principal amount of the outstanding notes may also waive certain past defaults under the indenture. See “—Events of Default.”

Discharge

We may satisfy and discharge our obligations under the indenture by delivering to the securities registrar for cancellation all outstanding notes or by depositing with the trustee or delivering to the holders, as applicable, after the notes have become due and payable, whether at maturity, or any redemption date, or any purchase date, or upon conversion or otherwise, cash or shares of common stock sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture by us. This discharge is subject to terms contained in the indenture.

Calculations in Respect of Notes

We will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determinations of the market prices of our common stock, accrued interest payable on the notes and the conversion price of the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on you. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and conversion agent is entitled to rely upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to you upon your request.

Governing Law

The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York without regard to the conflicts of law rules of that state.

Trustee

The Bank of New York is the trustee, security registrar, paying agent and conversion agent.

If an event of default occurs and is continuing, the trustee will be required to use the degree of care and skill of a prudent person in the conduct of its own affairs. The trustee will become obligated to exercise any of its powers under the indenture at the request of any of the holders of any notes only after those holders have offered the trustee indemnity reasonably satisfactory to it.

If the trustee is one of our creditors, it will be subject to limitations in the indenture on its rights to obtain payment of claims or to realize on some property received for any claim, as security or otherwise. The trustee is permitted to engage in other transactions with us. If, however, it acquires any conflicting interest, it must eliminate that conflict or resign. The Bank of New York is currently serving as the trustee under other indentures governing our debt issuances and is a lender under one of our revolving credit facilities.

Form, Exchange, Registration and Transfer

We issued the notes in registered form, without interest coupons. We will not charge a service charge for any registration of transfer or exchange of the notes. We may, however, require the payment of any tax or other governmental charge payable for that registration.

The notes will be exchangeable for other notes, for the same total principal amount and for the same terms but in different authorized denominations in accordance with the indenture. You may present notes for conversion, registration of transfer and exchange at the office maintained by us for that purpose in The City of

New York, which will initially be the office or agency of the trustee. The security registrar may require you, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the indenture.

We have appointed the trustee as security registrar for the notes. We may at any time rescind that designation or approve a change in the location through which any registrar acts. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional registrars for the notes.

In the case of any redemption, the security registrar will not be required to register the transfer or exchange of any notes:

•	during a period of 15 days before any selection of notes for redemption;

•	if the notes have been called for redemption in whole or in part, except the unredeemed portion of any notes being redeemed in part; or

•	in respect of which a purchase notice has been given and not withdrawn, except the portion of the note not purchased of any note being purchased in part.

The registered holder of a note will be treated as the owner of it for all purposes.

Payment and Paying Agent

Payments on the notes will be made in U.S. dollars at the office of the trustee. At our option, however, we may make payments by check mailed to your registered address or, with respect to global notes, by wire transfer. We will make interest payments to the person in whose name the notes are registered at the close of business on the record date for the interest payment. We will make any contingent interest payments to the person in whose name the notes are registered at the close of business on the record date for the related common stock dividend.

The trustee has initially been designated as our paying agent for payments on notes. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will maintain at least one paying agent in the City of New York.

Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent must pay to us upon written request any money or property held by them for payments on the notes that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

Notices

Except as otherwise described herein, notice to registered holders of the notes will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of mailing.

Replacement of Notes

We will replace any notes that become mutilated, destroyed, stolen or lost at your expense upon delivery to the trustee of the mutilated notes or evidence of the loss, theft or destruction satisfactory to the trustee and us. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at your expense before a replacement note will be issued.

Payment of Stamp and Other Taxes

We will pay any stamp and other duties, which may be imposed by the United States or any of its political subdivisions or taxing authorities with respect to the issuance of the notes. We will not be required to make any payment with respect to any other tax, assessment or governmental charge imposed by any government or any of its political subdivisions or taxing authorities.

Book-Entry System

The notes are evidenced by fully registered global securities (the “global securities”). The global securities were deposited on March 13, 2003 on behalf of The Depository Trust Company (“DTC”), and registered in the name of Cede & Co., as nominee of DTC. Upon resale of the notes in accordance with the registration statement of which this prospectus forms a part, beneficial interests in the global securities will be transferred from one or more restricted global securities to one or more unrestricted global securities. Owners of beneficial interests in the notes represented by the global securities will hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any of those securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any beneficial interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require purchase of their interests in the notes, in accordance with the procedures and practices of DTC.

If you purchase notes in offshore transactions in reliance on Regulation S under the Securities Act, you may hold your interest in a global security directly through Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream”), if you are a participant in any of those systems, or indirectly through organizations that are participants in any of those systems. Euroclear and Clearstream will hold interests in the global securities on behalf of their participants through their respective depositaries, which in turn will hold these interests in the global securities in customers’ securities accounts in the depositaries’ names on the books of DTC.

Upon the issuance of a global security, DTC credits on its book-entry registration and transfer system the accounts of persons designated by the initial purchaser with the respective principal amounts of the notes represented by the global security. Ownership of beneficial interests in a global security is limited to persons that have accounts with DTC or its nominee (“participants”) or persons that may hold interests through participants. Ownership of beneficial interests in a global security are shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of persons other than participants). The laws of some states require that some purchasers of securities take physical delivery of the securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a global security.

So long as DTC or its nominee is the registered owner of a global security, DTC or its nominee, as the case may be, is considered the sole owner or holder of the notes represented by that global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security are not entitled to have notes represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form and are not considered the owners or holders of notes under the indenture. Principal and any interest payments on notes registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the relevant global security. Neither we, the trustee, any paying agent or the security registrar for the notes will have any responsibility or liability for any aspect of the records relating to nor payments made on account of beneficial interests in a global security or for maintaining, supervising or reviewing any records relating to the beneficial interests.

We have been advised by DTC that its practice upon receipt of any payment of principal or interest and receipt of corresponding detail information is to credit participants’ accounts with payments in accordance with their respective holdings shown on DTC’s records. We have also been advised that payments by participants to owners of beneficial interests in a global security held through these participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of the participants.

Unless and until they are exchanged in whole or in part for notes in definitive form, the global securities may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

Transfers between participants in DTC are effected in the ordinary way in accordance with DTC rules and are settled in same-day funds. Transfers between participants in Euroclear and Clearstream are effected in the ordinary way in accordance with their respective rules and operating procedures.

Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, are effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, these cross-market transactions require delivery of instructions to Euroclear or Clearstream, as the case may be, by a counterparty in accordance with the system’s rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in the global securities from a DTC participant is credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream, as the case may be) immediately following the DTC settlement date, and credit of any transactions interests in the global securities settled during the processing day is reported to the relevant Euroclear or Clearstream participant on that day. Cash received by Euroclear or Clearstream as a result of sales of interests in the global securities by or through a Euroclear or Clearstream participant to a DTC participant is received with value on the DTC settlement date, but is available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

If DTC at any time is unwilling or unable to continue as a depositary, defaults in the performance of its duties as depositary or ceases to be a clearing agency registered under the Exchange Act or other applicable statute or regulation, and a successor depositary is not appointed by us within 90 days, we will issue notes in definitive form in exchange for the global securities relating to the notes. In addition, we may at any time and in our sole discretion determine not to have the notes or portions of the notes represented by one or more global securities and, in that event, will issue individual notes in exchange for the global security or securities representing the notes. Further, if we so specify with respect to any notes, an owner of a beneficial interest in a global security representing the notes may, on terms acceptable to us and the depositary for the global security, receive individual notes in exchange for the beneficial interest. In any of these instances, an owner of a beneficial interest in a global security will be entitled to physical delivery in definitive form of notes represented by the global security equal in principal amount to the beneficial interest, and to have the notes registered in its name. Notes so issued in definitive form will be issued as registered notes in denominations of $1,000 and integral multiples of $1,000, unless otherwise specified by us.

DESCRIPTION OF COMMON STOCK

General

We are incorporated in the State of Delaware. The rights of our stockholders are generally covered by Delaware law and our restated certificate of incorporation and by-laws. The terms of our common stock are therefore subject to Delaware law, including the Delaware General Corporation Law and the common and constitutional law of Delaware. Our restated certificate of incorporation and by-laws are filed as exhibits to the registration statement of which this prospectus forms a part and we encourage you to read them.

We are authorized to issue up to 800,000,000 shares of common stock with a par value of $0.10 per share. As of October 29, 2004, there were 422,889,703 shares of common stock issued and outstanding. All outstanding shares of our common stock are fully paid and non-assessable. Our common stock is traded on the New York Stock Exchange under the symbol “IPG.”

Certificates

Our common stock is issued in registered form. Every holder of our common stock is entitled to a share certificate.

Meetings

Meetings of our stockholders are held at least annually. Written notice must be mailed to each stockholder entitled to vote not less than ten nor more than 60 days before the date of the meeting. The presence in person or by proxy of the holders of record of a majority of our issued and outstanding shares entitled to vote at the meeting constitutes a quorum for the transaction of business at meetings of the stockholders. Special meetings of the stockholders may be called for any purpose by our board of directors and must be called by the chairman of the board of directors or the secretary upon a written request, stating the purpose of the meeting, submitted by a majority of the board of directors or by the holders of a majority of the outstanding shares of all classes of capital stock entitled to vote at the meeting.

Voting Rights

Each share of common stock is entitled to one vote, and a majority of the votes cast with respect to a matter will be sufficient to authorize action upon that matter. The holders of our common stock may vote by proxy. Directors are elected by a majority of the votes cast. Stockholders do not have the right to cumulate their votes in the election of directors. For that reason, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.

No Preemptive or Conversion Rights

Our common stock will not entitle its holders to any preemption, redemption, conversion or other subscription rights.

Assets Upon Dissolution

In the event of our liquidation, dissolution or winding-up holders of common stock would be entitled to receive proportionately any assets legally available for distribution to our shareholders with respect to shares held by them, subject to any prior or equal rights of any of our preferred stock then outstanding.

Distributions

Holders of common stock will be entitled to receive ratably the dividends or distributions that our board of directors may declare out of funds legally available for these payments. The payment of distributions by us is subject to the restrictions of Delaware law applicable to the declaration of distributions by a corporation. Under Delaware law, a corporation may not pay a dividend out of net profits if the capital stock of the corporation is less than the stated amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of the corporation’s assets. In addition, the payment of distributions to shareholders is subject to any prior or equal rights of outstanding preferred stock.

Dividend Policy

No dividend on our common stock was paid during 2003 or during the nine months of 2004. Our future dividend policy will be determined on a quarter-by-quarter basis and will depend on earnings, financial condition, capital requirements and other factors. It will also be subject to the restrictions under the amended revolving credit facilities with syndicates of banks, which limit our ability to declare or pay dividends. Under these facilities, we may pay dividends on our common stock and preferred stock and buy back shares of common stock in an aggregate amount of up to $95 million annually. Of this amount, up to $45 million may be used for dividend payments on our convertible preferred stock and $50 million may be used for repurchases of common stock and dividend payments on our common stock or preferred stock. Any unused portion of the permitted amount of $50 million may be rolled over into successive years, provided that all such payments in any calendar year may not exceed $125 million in the aggregate.

Transfers

Our by-laws do not allow our board of directors to refuse to register transfer of shares.

Other Rights

Holders of our common stock have no preemption, redemption, conversion or other subscription rights.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

This is a summary of United States federal income tax consequences relevant to a holder of notes, and where noted, the common stock issuable upon conversion of the notes. All references to “holders” (including U.S. Holders and Non-U.S. Holders) are to beneficial owners of notes. The discussion below deals only with notes held as capital assets and does not purport to deal with persons in special tax situations, including, for example, financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax exempt entities, persons holding notes in a tax-deferred or tax-advantaged account, or persons holding notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes.

Except where specifically indicated below, we do not address all of the tax consequences that may be relevant to a holder. In particular, we do not address:

•	the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of notes;

•	the United States federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of notes;

•	U.S. Holders who hold the notes whose functional currency is not the United States dollar;

•	any state, local or foreign tax consequences of the purchase, ownership or disposition of notes; or

•	any federal, state, local or foreign tax consequences of owning or disposing of the common stock.

Persons considering the purchase of notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the notes arising under the laws of any other taxing jurisdiction.

This summary is based upon laws, regulations, rulings and decisions now in effect all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. No rulings have been sought or are expected to be sought from the Internal Revenue Service (which we refer to as the IRS) with respect to any of the United States federal income tax consequences discussed below. As a result, there is a possibility that the IRS will disagree with the tax characterizations and the tax consequences described below.

We urge prospective investors to consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the notes and the common stock in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

Classification of the Notes

We have been advised by our counsel, Cleary, Gottlieb, Steen & Hamilton, that the notes will be treated as indebtedness for United States federal income tax purposes and that the notes will be subject to the special regulations governing contingent payment debt instruments (which we refer to as the CPDI regulations). Moreover, pursuant to the terms of the indenture, we and each holder of notes agree, for United States federal income tax purposes, to treat the notes as debt instruments that are subject to the CPDI regulations with a “comparable yield” calculated in the manner described below.

U.S. Holders

The following discussion is a summary of United States federal income tax consequences that will apply to you if you are a citizen or resident of the United States or a domestic corporation or a person who is otherwise subject to United States federal income tax on a net income basis in respect of the notes (a “U.S. Holder”).

Accrual of Interest on the Notes

Pursuant to the CPDI regulations, U.S. Holders are required to accrue interest income on notes, in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting. Accordingly, U.S. Holders may be required to include interest in taxable income in each year in excess of any interest payments (whether fixed or contingent) actually received in that year.

The CPDI regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the notes that equals:

(1)	the product of (i) the adjusted issue price (as defined below) of the notes as of the beginning of the accrual period; and (ii) the comparable yield to maturity (as defined below) of the notes, adjusted for the length of the accrual period;

(2)	divided by the number of days in the accrual period; and

(3)	multiplied by the number of days during the accrual period that the U.S. Holder held the notes.

The issue price of the notes is the first price at which a substantial amount of the notes is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a note is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the projected amount of any payments previously made with respect to the notes.

The term “comparable yield” means the annual yield we would pay, as of the initial issue date, on a fixed-rate nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the notes. We have determined that the comparable yield for the notes is an annual rate of 8.75%, compounded semiannually.

The CPDI regulations require that we provide to U.S. Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the notes. These payments set forth on the schedule must produce a total return on the notes equal to the comparable yield. The projected payment schedule includes both fixed coupon payments and estimated payments of contingent interest, as well as an estimate for a payment at maturity taking into account the fair market value of the common stock that might be paid upon a conversion of the notes.

Pursuant to the terms of the indenture, each holder of notes has agreed to use the comparable yield and the schedule of projected payments as described above in determining its interest accruals, and the adjustments thereto described below, in respect of the notes. This comparable yield and the schedule of projected payments will be set forth in the indenture. You may also obtain the projected payment schedule by submitting a written request for the information to the address set forth under “Where You Can Find More Information.”

The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of a holder’s interest accruals and adjustments of interest accruals in respect of the notes for United States federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the notes.

Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Code.

Adjustments to Interest Accruals on the Notes

If, during any taxable year, a U.S. Holder receives actual payments with respect to the notes that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a “net positive adjustment” under the CPDI regulations equal to the amount of the excess. The U.S. Holder will treat a “net positive adjustment” as additional interest income. For this purpose, the payments in a taxable year include the fair market value of our common stock received in that year.

If a U.S. Holder receives in a taxable year actual payments with respect to the notes that in the aggregate were less than the amount of projected payments for that taxable year, the U.S. Holder will incur a “net negative adjustment” under the CPDI regulations equal to the amount of the deficit. This adjustment will (a) reduce the U.S. Holder’s interest income on the notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder’s interest income on the notes during prior taxable years, reduced to the extent the interest was offset by prior net negative adjustments. Any negative adjustment in excess of the amount described in (a) and (b) will be carried forward, as a negative adjustment to offset future interest income in respect of the notes or to reduce the amount realized on a sale, exchange or retirement of the notes.

Sale, Exchange, Conversion or Redemption

Upon the sale or exchange of a note, or the redemption of a note for cash, a U.S. Holder generally will recognize gain or loss. As described above, our calculation of the comparable yield and the schedule of projected payments for the notes includes the receipt of stock upon conversion as a contingent payment with respect to the notes. Accordingly, we intend to treat the receipt of our common stock by a U.S. Holder upon the conversion of a note, or upon the redemption of a note where we elect to pay in common stock, as a payment under the CPDI regulations. As described above, holders have agreed to be bound by our determination of the comparable yield and the schedule of projected payments.

The amount of gain or loss on a taxable sale, exchange, conversion or redemption will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. Holder, including the fair market value of any of our common stock received, and (b) the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note will generally be equal to the U.S. Holder’s original purchase price for the note, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above), and decreased by the amount of any projected payments that have been previously scheduled to be made in respect of the note (without regard to the actual amount paid). Gain recognized upon a sale, exchange, conversion or redemption of a note will generally be treated as ordinary interest income. Any loss will be ordinary loss to the extent of interest previously included in income, and the remainder will be capital loss (which will be long-term if the note is held for more than one year). The deductibility of net capital losses is subject to limitations.

A U.S. Holder’s tax basis in our common stock received upon a conversion of a note or upon a U.S. Holder’s exercise of a put right that we elect to pay in common stock will equal the then current fair market value of our common stock. The U.S. Holder’s holding period for the common stock received will commence on the day immediately following the date of conversion or redemption.

Purchasers of Notes at a Price Other than Adjusted Issue Price

If a U.S. Holder purchases a note in the secondary market for an amount that differs from the adjusted issue price of the notes at the time of purchase, that U.S. Holder will be required to accrue interest income on the note in accordance with the comparable yield even if market conditions have changed since the date of issuance. The regular rules for accruing bond premium, acquisition premium and market discount will not apply. Instead, a U.S. Holder must reasonably determine whether the difference between the purchase price for a note and the adjusted issue price of a note is attributable to a change in expectations as to the contingent amounts potentially payable in respect of the notes, a change in interest rates since the notes were issued, or both, and allocate the difference accordingly.

If the purchase price of a note is less than its adjusted issue price, a positive adjustment will result, increasing the amount of interest (or decreasing the amount of ordinary loss) that a U.S. Holder would otherwise accrue and include in income each year and upon redemption or maturity in accordance with the U.S. Holder’s reasonable allocation of the difference to interest and to contingent amounts, as discussed above. If the purchase price is more than the adjusted issue price of a note, a negative adjustment will result, decreasing the amount of interest that a U.S. Holder must include in income each year (or increasing the amount of ordinary loss) recognized upon redemption or maturity by the amounts allocated to each of interest and projected payment schedule. To the extent that an adjustment is attributable to a change in interest rates, it must be reasonably allocated to the daily portions of interest over the remaining term of the notes. Any positive or negative adjustment that a U.S. Holder is required to make if the U.S. Holder purchases the notes at a price other than the adjusted issue price will increase or decrease, respectively, that U.S. Holder’s tax basis in the notes.

U.S. Holders will receive Forms 1099-OID reporting interest accruals on their notes. Those forms will not, however, reflect the effect of any positive or negative adjustments resulting from a U.S. Holder’s purchase of a note in the secondary market at a price that differs from its adjusted issue price on the date of purchase. U.S. Holders are urged to consult their tax advisors as to whether, and how, the adjustments should be made to the amounts reported on any Form 1099-OID.

Constructive Dividends

If at any time we were to make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the notes, the conversion rate of the notes is increased, the increase might be deemed to be the payment of a taxable dividend to holders of the notes.

For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness or our assets or an increase in the event of an extraordinary cash dividend would generally result in deemed dividend treatment to holders of the notes, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common stock will not.

Generally, any constructive dividends in respect of the notes described above, would be taxed at normal rates applicable to ordinary income and would not be eligible for the reduced rate of taxation generally applicable to dividend income under the new U.S. tax legislation discussed immediately below.

New Tax Law Applicable to Investment in Common Stock Issued Upon Conversion of the Notes

Under recently-enacted tax legislation, dividends received on our common stock issued upon conversion of the notes by individual U.S. Holders, and long-term capital gain realized by individual U.S. Holders in respect of our common stock issued upon conversion of the notes, generally are subject to a reduced maximum tax rate of 15 percent through December 31, 2008. For these purposes, long-term capital gain is gain realized in respect of a capital asset in which the taxpayer has a holding period of greater than one year. The rate reduction does not apply to dividends received in respect of certain short-term or hedged positions in the common stock or to dividends to the extent the individual U.S. Holder elects to treat the dividends as “investment income,” which may be offset against interest expense. Investors are advised to consult their tax advisors regarding the implications of these rules in light of their particular circumstances.

Backup Withholding Tax and Information Reporting

Payments of any principal, premium and interest (including original issue discount) on, and the proceeds of dispositions of, the notes may be subject to information reporting and United States federal backup withholding tax if the U.S. Holder fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amounts so withheld will be allowed as a credit against the U.S. Holder’s United States federal income tax liability.

Non-U.S. Holders

The following is a summary of United States federal tax consequences that will apply to you if you are a Non-U.S. Holder of the notes or shares of common stock. The term “Non-U.S. Holder” means a beneficial owner of a note or shares of common stock that is not a U.S. Holder.

Non-U.S. Holders should consult their own tax advisors to determine the United States federal, state, local and foreign tax consequences that may be relevant to them.

Payments with Respect to the Notes

Payments of contingent interest made to Non-U.S. Holders that are based on the cash dividends paid by us will not be exempt from United States federal income or withholding tax and, therefore, Non-U.S. Holders will be subject to withholding on any payment of contingent interest at a rate of 30%, subject to reduction by an applicable treaty or upon the receipt of a Form W-8ECI (or successor form) from a Non-U.S. Holder claiming that the payments are effectively connected with the conduct of a United State trade or business (or, where a tax treaty applies, are attributable to a United States permanent establishment).

All other payments on the notes made to a Non-U.S. Holder, including payments of stated interest, a payment in common stock pursuant to a conversion, and any gain realized on a sale or exchange of the notes (other than gain attributable to accrued contingent interest payments), will be exempt from United States income or withholding tax, provided that:

(i)	the Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

(ii)	the beneficial owner of a note certifies on IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a United States person and provides its name and address or otherwise satisfies applicable documentation requirements;

(iii)	any payments and gain are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (or, where a tax treaty applies, are attributable to a United States permanent establishment); and

(iv)	the notes and common stock are actively traded within the meaning of section 871(h)(4)(C)(v)(1) of the Code (which, for these purposes and subject to certain exceptions, includes trading on the NYSE).

If a Non-U.S. Holder of the notes is engaged in a trade or business in the United States, and if interest on the notes is effectively connected with the conduct of that trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular United States federal income tax on interest and on any gain realized on the sale, exchange, conversion or redemption of the notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described in the preceding paragraph, the Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if the Non-U.S. Holder is a foreign corporation, the Holder may be subject to a branch profits tax equal to 30% (or any lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Payments on Common Stock and Constructive Dividends

Any dividends paid to a Non-U.S. Holder with respect to the shares of common stock (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the number of shares of common stock issued upon conversion, see “Constructive Dividends” above) will be subject to withholding tax at a 30% rate or any lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates and may be eligible for the reduced tax rates applicable to dividends under the recently-enacted legislation discussed above under the heading “—U.S. Holders—New Tax Law Applicable to Investment in Common Stock Issued Upon Conversion of the Notes.” The Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order for effectively connected income to be exempt from withholding tax. In addition, if the Non-U.S. Holder is a foreign corporation, it may be subject to the branch profits tax described in the preceding paragraph.

Sale, Exchange or Redemption of Shares of Common Stock

Any gain realized upon the sale, exchange, or redemption of a share of common stock generally will not be subject to United States federal income tax unless:

•	That gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder, or

•	The Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met.

Backup Withholding Tax and Information Reporting

In general, a Non-U.S. Holder will not be subject to backup withholding and information reporting with respect to payments made by us with respect to the notes if the Non-U.S. Holder has provided us with an IRS Form W-8BEN described above and we do not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person. In addition, no backup withholding will be required regarding the proceeds of the sale of notes made within the United States or conducted through certain United States financial intermediaries if the payor receives that statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a United States person or the Non-U.S. Holder otherwise establishes an exemption.

SELLING SECURITYHOLDERS

The notes were originally issued by us and sold to J.P. Morgan Securities Inc., Salomon Smith Barney Inc., UBS Warburg LLC, HSBC Securities (USA) Inc., Morgan Stanley & Co. Incorporated, Barclays Capital Inc., ING Financial Markets LLC and SunTrust Capital Markets, Inc. (the “Initial Purchasers”) and resold by the Initial Purchasers in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchasers to be “qualified institutional buyers” as defined by Rule 144A under the Securities Act and outside the United States to non-United States persons in accordance with Regulation S under the Securities Act. The selling securityholders, including their transferees, pledgees, donees, assignees or successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes listed below and the shares of common stock issued upon conversion of the notes.

Selling securityholders may be deemed to be “underwriters” as defined in the Securities Act of 1933, as amended. Any profits realized by the selling securityholders may be deemed to be underwriting commissions.

The table below sets forth the name of each selling securityholder, the principal amount of notes that each selling securityholder owns and may offer pursuant to this prospectus and the number of shares of common stock into which those notes are convertible. Unless set forth below, to the best of our knowledge, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates or beneficially owns in excess of 1% of our outstanding common stock.

We have prepared the table below based on information received from the selling securityholders on or prior to November 23, 2004. However, any or all of the notes or shares of common stock listed below may be offered for sale pursuant to this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amounts of notes or shares of common stock that will be held by the selling securityholders upon consummation of any sales. In addition, the selling securityholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date as of which the information in the table is presented.

Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements to this prospectus. From time to time, additional information concerning ownership of the notes and shares of common stock may rest with holders of the notes not named in the table below and of whom we are unaware.

Name	Aggregate Principal Amount of Notes That Are Owned and May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May Be Sold(1)	Percentage of Common Stock Outstanding(2)
Alexandra Global Master Fund, Ltd.	10,500,000	1.31	845,410	*
American Fidelity Assurance Company	275,000	*	22,141	*
Arbitex Master Fund, L.P.(6)	6,000,000	*	483,091	*
Bank Austria Cayman Islands, LTD	1,700,000	*	136,876	*
Barclays Global Investors Limited	1,000,000	*	80,515	*
Bay County Pers(6)	40,000	*	3,220	*
BTOP Multi Strategy Master Portfolio Ltd.	9,000,000	1.13	724,637	*
Citadel Equity Fund Ltd(6)	6,710,000	*	540,257	*
CNH CA Master Account, L.P.	2,000,000	*	161,030	*
DeAm Convertible Arbitrage Fund Ltd.(6)	3,000,000	*	241,545	*
Deephaven Domestic Convertible Trading, Ltd.(6)	28,732,000	3.59	2,313,365	*
Dorinco Reinsurance Company	400,000	*	32,206	*
Fidelity Financial Trust: Fidelity Convertible Securities Fund	3,600,000	*	289,855	*

Name	Aggregate Principal Amount of Notes That Are Owned and May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May Be Sold(1)	Percentage of Common Stock Outstanding(2)
Guggenheim Portfolio Co. XV, LLC	1,144,000	*	92,109	*
JMG Triton Offshore Fund, Ltd.	49,500,000	6.19	3,985,507	*
Laurel Ridge Capital, LP	4,000,000	*	322,061	*
Oppenheimer Convertible Securities Fund(6)	3,000,000	*	241,545	*
Putman Convertible Income—Growth Trust(6)	5,500,000	*	442,834	*
Pyramid Equity Strategies Fund	1,500,000	*	120,772	*
Ramius Capital Group(6)	635,000	*	51,127	*
Ramius, LP	190,000	*	15,297	*
Ramius Master Fund, LTD	5,195,000	*	418,276	*
Ramius Partners II, LP	122,000	*	9,822	*
RCG Baldwin, LP	634,000	*	51,046	*
RCG Halifax Master Fund, LTD	870,000	*	70,048	*
RCG Latitude Master Fund, LTD	5,279,000	*	425,040	*
RCG Multi Strategy Master Fund, LTD	653,000	*	52,576	*
Salomon Brothers Asset Management, Inc.(6)	41,000,000	5.13	3,301,127	*
SCI Endowment Care Common Trust Fund—First Union	20,000	*	1,610	*
SCI Endowment Care Common Trust Fund—National Fiduciary Services	90,000	*	7,246	*
SCI Endowment Care Common Trust Fund—Suntrust	30,000	*	2,415	*
SEI Private Trust Company	250,000	*	20,128	*
South Dakota Retirement System	4,500,000	*	362,318	*
Southern Farm Bureau Life Insurance Company	750,000	*	60,386	*
Sphinx Convertible Arbitrage Fund SPC	260,000	*	20,933	*
St. Albans Partners Ltd.	6,318,000	*	508,695	*
UFJ International Plc	5,000,000	*	402,576	*
Van Kampen Harbor Fund(5)	670,000	*	53,945	*
Xavex Convertible Arbitrage # 5	478,000	*	38,486	*
Yield Strategies Fund I, L.P.	500,000	*	40,257	*
All other holders of notes or future transferees, pledgees, donees, assignees or successors of any holders(3)(4)(7)	—	*	—	*
Total(8)	211,045,000	26.38	16,992,351	3.86

*	Less than one percent (1%).
(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 80.5153 shares of common stock per $1,000 principal amount of notes. This conversion rate is subject to anti-dilution and other adjustments, however, as described under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.
(2)	Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act, using 422,889,703 shares of common stock outstanding as of October 29, 2004. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s 4.50% notes, but we did not assume conversion of any other holder’s notes.

(3)	Information about other selling securityholders will be set forth in prospectus supplements or post-effective amendments, if required.
(4)	Assumes that any other holders of notes, or any future pledgees, donees, assignees, transferees or successors of or from any other holders of notes, do not beneficially own any shares of common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.
(5)	This selling securityholder has identified itself as a registered broker-dealer and, accordingly, an underwriter. Please see “Plan of Distribution” for required disclosure regarding this selling securityholder.
(6)	This selling securityholder is an affiliate of a broker-dealer.
(7)	The aggregate amount of notes indicated on this table, together with the amount we have been informed have been sold in transactions pursuant to this registration statement, exceeds $800,000,000. The aggregate principal amount of notes outstanding has not been increased; rather, we believe the excess amount is due to notes that have been sold in transactions not pursuant to this registration statement of which we have not been informed.
(8)	Although the aggregate principal amount of notes whose ownership is listed in this table is less than $800,000,000 (the aggregate principal amount of notes outstanding), the aggregate principal amount of notes outstanding has not been decreased. The difference relates to notes previously registered for resale under this registration statement that we believe have been resold under this registration statement.

PLAN OF DISTRIBUTION

We are registering the notes and shares of common stock covered by this prospectus to permit holders to conduct public secondary trading of these securities from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the notes and the shares of common stock covered by this prospectus.

We will not receive any of the proceeds from the offering of notes or the shares of common stock by the selling securityholders. We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the notes and shares of common stock beneficially owned by them and offered hereby from time to time:

•	directly; or

•	through underwriters, broker-dealers or agents, who may receive compensation in the form of underwriting discounts or commissions or agent’s commissions from the selling securityholders or from the purchasers of the notes and common stock for whom they may act as agent.

The notes and the common stock may be sold from time to time in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These prices will be determined by the holders of the securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling securityholders from the sale of the notes or shares of common stock offered by them hereby will be the purchase price of the notes or shares of common stock less any discounts and commissions.

The sales described in the preceding paragraph may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes and common stock may be listed or quoted at the time of sale, including the NYSE in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on those exchanges or services or in the over-the-counter market; or

•	through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with the sales of the notes and the shares of common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the notes and the shares of common stock, short and deliver notes and the shares of common stock to close out the short positions, or loan or pledge notes and the shares of common stock to broker-dealers that in turn may sell the notes and the shares of common stock.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the shares of common stock by the selling securityholders. Selling securityholders may decide not to sell any of the notes and the shares of common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that a selling securityholder will not transfer, devise or gift the notes and the shares of common stock by other means not described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. Securities covered by this prospectus may also be sold to non-U.S. persons outside the United States in compliance with Regulation S under the Securities Act rather than pursuant to this prospectus.

The outstanding shares of common stock are listed for trading on the NYSE under the symbol “IPG.”

The selling securityholders and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the notes or the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act. In this case, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of the notes or the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any profits realized by the selling securityholders may be deemed to be underwriting commissions.

Several of the selling securityholders are identified as registered broker-dealers, and accordingly, underwriters, in the selling securityholder table under the “Selling Securityholders” section. Any profits on the sale of the notes or underlying shares of common stock by those selling securityholders and any discounts, commissions or concessions received by those selling securityholders will be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters are subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. Each of the selling securityholders that is an affiliate of a registered broker-dealer has represented to us, and by its use of this prospectus repeats this representation to you, that it purchased its notes in the ordinary course of business and at the time of the purchase had no direct or indirect agreements or understandings with any person to distribute the notes or common shares issuable upon conversion of the notes.

The notes were issued and sold in March 2003 in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchasers to be “qualified institutional buyers,” as defined by Rule 144A under the Securities Act, and outside the United States to non-United States persons in accordance with Regulation S under the Securities Act. We have agreed to indemnify each selling securityholder (including the Initial Purchasers), and each selling securityholder’s directors, officers, employees, affiliates, agents and any person who controls that selling securityholder within the meaning of either the Securities Act or the Exchange Act. Each selling securityholder (including the Initial Purchasers) has agreed to indemnify us, our directors, each of our officers who has signed this registration statement and any person who controls us within the meaning of either the Securities Act or the Exchange Act, against, or contribute to payments that may be required because of, specified liabilities arising under the Securities Act, the Exchange Act or other applicable law.

The selling securityholders and any other person participating in a distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying shares of common stock by the selling securityholders and any other person participating in a distribution. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying shares of common stock to engage in market-making activities with respect to the particular notes and the underlying shares of common stock being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the notes and the underlying shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying shares of common stock.

We will use our reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earlier of:

•	the second anniversary of the date of initial issuance of the notes; or

•	the date on which all notes and the underlying shares of common stock are disposed of in accordance with the registration statement to which this prospectus relates.

We will be permitted to suspend the availability of the shelf registration statement and this prospectus during periods not to exceed 120 days in the aggregate in any 12 month period in the following circumstances in our discretion:

•	if the SEC has initiated proceedings with respect to this shelf registration statement;

•	if the SEC has issued an order suspending the effectiveness of the shelf registration statement;

•	if any event or fact occurs or exists as a result of which the shelf registration statement contains any untrue statement of a material fact or omits to state any material fact required to be stated in the shelf registration statement or necessary to make the statements in the shelf registration statement not misleading, or any prospectus contains any untrue statement of a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus, in light of the circumstances under which they were made, not misleading; or

•	any corporate development occurs or exists that, in our discretion, makes it appropriate to suspend the availability of the shelf registration statement and the related prospectus.

In these cases, we may prohibit offers and sales of notes and shares of common stock pursuant to the registration statement to which this prospectus relates.

Prior to the private placement, there was no trading market for the notes. Although the broker dealers that acted as initial purchasers when the notes were originally issued have advised us that they currently intend to make a market in the notes, they are not obligated to do so and may discontinue market-making activities at any time without notice. In addition, their market-making activities will be subject to limits imposed by the Securities Act and the Exchange Act and may be limited during the pendency of this shelf registration statement. Although the notes issued in the initial placement are eligible for trading on the PORTAL Market, Notes sold using this prospectus will no longer be eligible for trading in the PORTAL system. We have not listed, and do not intend to list, the notes on any securities exchange or automated quotation system. We cannot assure you that any market for the notes will develop or be sustained. If an active market is not developed or sustained, the market price and liquidity of the notes may be adversely affected.

A person may only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to us.

This prospectus is being distributed to and is directed only at persons who (1) are outside the United Kingdom, (2) are investment professionals falling within Article 19(5) of the FSMA (Financial Promotion) Order 2001 (the “Order”) or (3) are persons falling within Article 49(2) (a) to (d) (“high net worth companies, unincorporated associations, etc”) of the Order (all these persons together being referred to as “relevant persons”). This prospectus must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in only with relevant persons.

VALIDITY OF SECURITIES

The validity of the notes offered hereby and the shares of common stock issuable upon conversion of the notes has been passed upon for Interpublic by Nicholas J. Camera, Esq., Senior Vice President, General Counsel and Secretary of Interpublic.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference to Interpublic’s Current Report on Form 8-K filed November 12, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm, given on the authority of that firm as an expert in accounting and auditing.